SYSCO

corp

2002 ANNUAL REPORT










CASA SOLANA
JALAPENO PEPPERS

HELPING OUR CUSTOMERS SUCCEED







Philosophy

SYSCO operates in one of the most basic of industries – the distribution of food and related products and services to restaurants, nursing homes, hospitals, hotels, motels, schools, colleges, cruise ships, sports parks and summer camps – wherever a meal is prepared away from home. The company's success is deeply intertwined with its customers, for we are only successful if we help them be successful.

Providing the basic ingredients for meal preparation is the core of our business. The extra time, effort and attention focused on ensuring quality and offering innovative means and methods to assist customers in managing their businesses is the art that adds value to our products and services.

Serving an overall market of approximately $200 billion, SYSCO operates from 142 locations across North America, supplying 415,000 customers with not only the basic canned, dry and frozen foods, but also products like exotic fresh produce and custom-cut steaks. SYSCO also provides supplies to hotels and healthcare providers.

Supported by 46,800 employees, SYSCO is the leader in its industry, a team of responsive professionals helping our customers succeed.

SYSCO Historical Daily Stock Price Summary

Fiscal Years 2000–2002



15.38
21.07
27.15
27.22
30
25
20
15
10
5
0
Fiscal 2000
Fiscal 2001
Fiscal 2002

Contents

Sales

in billions of dollars



15.3
17.4
19.3
21.8
23.4
98
99
00
01
02

Net Earnings

in millions of dollars



296.8
362.3
445.6
596.9
679.8
98
99
00
01
02

Financial Highlights

(In thousands, except for share data, employees and shareholders)	Fiscal Year Ended June 29, 2002	June 30, 2001	July 1, 2000	Percent Change 2002-01	2001-00
Sales	$ 23,350,504	$ 21,784,497	$ 19,303,268	7%	13%
Earnings before income taxes	1,100,870	966,655	737,608	14	31
Net earnings before accounting change	679,787	596,909	453,629	14	32
Net earnings [1]	679,787	596,909	445,588	14	34
Diluted earnings per share before accounting change	1.01	0.88	0.68	15	29
Diluted earnings per share after accounting change	1.01	0.88	0.67	15	31
Cash dividends per share	0.32	0.26	0.22	23	18
Shareholders' equity per share	3.26	3.16	2.60	3	22
Capital expenditures	$ 416,393	$ 341,138	$ 266,413	22	28
Return on average shareholders' equity before accounting change	31%	31%	30%	–	1
Diluted average shares outstanding	673,445,783	677,949,351	669,555,856	(1)	1
Number of employees	46,800	43,000	40,400	9	6
Number of shareholders of record	15,510	15,493	15,207	–	2

(1) Fiscal 2000 net earnings reflect a one-time non-cash charge of $8,041,000 for change in accounting principles.
All share information has been adjusted for the 2-for-1 stock split of December 15, 2000.

Diluted Earnings Per Share
(before accounting change)
in dollars



0.47
0.54
0.68
0.88
1.01
98
99
00
01
02

Return on Average Total Capital
(before accounting change)



15%
16%
18%
21%
21%
98
99
00
01
02

Return on Average Shareholders' Equity
(before accounting change)



22%
27%
30%
31%
31%
98
99
00
01
02

We are more than trucks and warehouses, or canned and institutional foods. Much, much more. We're innovative developers of products and services, market trend watchers, merchandisers who search the world for just the right products. We're specialty marketers of fresh-cut steaks, exotic produce and hotel amenities. We're 180 quality assurance professionals, enforcing our standards in the fields and plants. We're restaurant menu designers and consultants helping customers market their menu ideas more effectively. We're developers of technology that allows us to buy products more easily, store them more efficiently, deliver them more productively. We are the leading marketer and distributor of products and services to the food-prepared-away-from-home industry.

To Our Shareholders

When our customers succeed, SYSCO succeeds. This simple philosophy has served us well over the years, and fiscal 2002 marked the 26th consecutive year of record sales and earnings for your company. At the beginning of the fiscal year, the United States economy was challenged by a noticeable slowing of economic growth that was exacerbated by the September 11 disasters. Our associates responded to these conditions and continued to provide the outstanding service our customers expect, thus laying the groundwork to successfully maintain valued customer relationships.

Business trends began strengthening during the third quarter and gathered momentum through a strong fourth quarter, boosting fiscal year-end sales to $23.4 billion, 7.2 percent higher than last year's $21.8 billion in sales. After eliminating 3.4 percent for acquisitions and 1.1 percent for food cost inflation, real sales growth was 2.7 percent. SYSCO's real growth typically outpaces the industry and, on a calendar year 2001 basis, SYSCO's real sales growth was 2.2 percent, while the industry overall posted a 0.5 percent real growth rate, according to Technomic, Inc.

Diluted earnings per share increased 14.8 percent, rising to $1.01 from the $0.88 achieved last year. Net earnings were $680 million, 13.9 percent greater than the $597 million earned last year.

We continue to focus on building the right mix of customers and brand. Higher sales to marketing associate-served customers, as well as increased SYSCO Brand sales, were strong contributors to the year's performance. Focusing on our customer relationship initiatives, Customers Are Really Everything to SYSCO (C.A.R.E.S.), we increased sales to MA-served customers to 56 percent of broadline sales from 55 percent last year. In addition, the SYSCO Brand is gaining increasing recognition for the quality, consistency and value it offers customers. As a result, SYSCO Brand sales were 56 percent of MA-served sales of the broadline companies, compared to 53 percent last year, and grew to 42 percent of total sales, compared to 41 percent last year.

In addition, our operating companies increased productivity and efficiency, while maintaining a tight control on expenses, particularly in the warehouse and delivery areas. Some of the progress resulted from the better utilization of the capabilities of the SYSCO Uniform System (SUS) and the continuing development and rollout of additional modules that increase accuracy in selecting orders and loading vehicles. Overall, operating expenses remained flat as a percent of sales.

SYSCO's chain restaurant distribution arm, The SYGMA Network, Inc., serves customers from 13 facilities strategically located across the United States. SYGMA enjoyed a successful year as sales increased to $2.7 billion, 10.6 percent more than the $2.4 billion achieved last year. This performance resulted from business expansions of existing customers as well as the addition of new business.

Our specialty companies, which include six meat-cutting companies, a fresh produce distributor and a hotel operating supplies company, reported a 23.9 percent sales increase to $1.7 billion from $1.4 billion last year. The increase was attributable primarily to increased sales of specialty meat company products by our broadline companies, as well as the inclusion of Guest Supply's sales for the full year.

The March acquisition of SERCA Foodservice, Inc., a division of Sobeys, Inc., significantly expanded our presence coast-to-coast in the $9 billion Canadian foodservice distribution market, complementing our strategy of broadening geographic reach. SYSCO SERCA Foodservices, Inc. now operates from 17 locations in 8 provinces across Canada, providing products and services to 65,000 customers.

Two additional acquisitions were completed during fiscal 2002. Fulton Provision Company of Portland, Oregon, a custom-cut beef distributor with annual sales approximating $25 million in calendar 2000, joined our specialty meat company family. Also, Guest Supply acquired Franklin Supply Company located in Louisburg, North Carolina. This specialty distributor to the lodging industry generated $19 million in sales for its fiscal year ended February 28, 2001. The acquisition allows Guest Supply to expand product depth and increase offerings to customers in the southeastern United States hospitality market.

Fold-outs continue to be successful with new companies in Sacramento, California and Columbia, South Carolina beginning operations during the year. A third facility opened in Las Vegas in September 2002 and a site search is in progress to build a fold-out north of Los Angeles.

Capital expenditures for these projects, as well as other expansion and modification activities, totaled $416.4 million. We intend to invest prudently in the growth of the company and anticipate capital investments in the range of $450 million to $500 million for fiscal year 2003.

A portion of these funds will be allocated to building a redistribution warehouse in Virginia that will receive and redistribute products to SYSCO distribution centers in the Northeast and Mid-Atlantic for subsequent redistribution to customers. The facility is the first of several in a long-term project that is expected to eventually result in the construction of similar warehouses throughout North America. The use of larger, strategically located warehouses should allow more efficient supply chain delivery, improve storage and handling methods and increase transportation savings.

During the past 10 years, SYSCO has invested more than $2.4 billion to repurchase more than 200 million shares of the company's stock. We continue to repurchase shares strategically and, in September 2001, the Board of Directors authorized an additional



Left: Charles H. Cotros,
Chairman and Chief Executive Officer

Right: Richard J. Schnieders,
President and Chief Operating Officer

16-million-share buyback. At fiscal year-end 2002, approximately 5.6 million shares remained available for repurchase under that authorization. In July 2002, the Board approved the repurchase of an additional 20 million shares, increasing the total available for repurchase to 25.6 million as of August 1, 2002. The new authorization recognizes the company's strong balance sheet and favorable cash flow position and signifies the Board's belief in SYSCO's future growth prospects.

SYSCO has increased its quarterly cash dividend 33 times in its 32 years as a public company. The November 2001 increase to $0.09 per share represented a 28.6 percent increase over the previous $0.07 rate.

To continue to support the success of its customers SYSCO must have a workforce committed to this vision and managers who can successfully produce the results required. One of the key factors in SYSCO's success has been a well-developed long-term management succession plan. In accordance with that plan, upon the December 2002 retirement of Chairman and Chief Executive Officer Charles H. Cotros, Richard J. Schnieders will assume that role. Mr. Cotros has enjoyed a 42-year career in the foodservice industry, commencing with his family's business, Tri-State General Food Supply in Memphis, Tennessee in 1960. After his company joined the SYSCO family in 1974, he held positions as president and chairman of five SYSCO operating companies before relocating to the corporate office as Executive Vice President and Chief Operating Officer in 1995. He advanced to President and Chief Executive Officer in January 2000 and became Chairman and Chief Executive Officer in July 2000. Mr. Cotros has served on SYSCO's Board of Directors since 1986 and also will retire from that position in December.

Other executive management changes include Thomas E. Lankford, who was appointed Executive Vice President and President of Foodservice Operations, North America in January 2002. He will succeed Mr. Schnieders as President and Chief Operating Officer in January 2003. Also, Larry J. Accardi expanded his role as Executive Vice President, Merchandising Services and President, Specialty Distribution and Kenneth F. Spitler was appointed Executive Vice President, Redistribution and Northeast Region.

SYSCO's long-term growth objectives continue to be clear-cut and attainable. These include:

- high single-digit real sales growth.
- growth in earnings per share a minimum of five percentage points higher than real sales growth.
- 33 percent return on equity.
- 35 to 40 percent long term debt to total capitalization ratio.

Although SYSCO has averaged approximately 6.8 percent real sales growth over the past four years, our long-term goal of high single-digit real sales growth was not achieved in fiscal 2002. However, real sales were leveraged 12.1 percentage points, producing a 14.8 percent diluted earnings per share increase. We believe that one of the key roles of management is to employ shareholders' funds efficiently and our long-time goal of 20 percent return on average shareholders' equity was achieved in 1996. Since then, it has been steadily improving, reaching 31 percent in fiscal year 2002. Return on average total capital also has continued to increase, rising to its current 21 percent from 14 percent in 1996. The long-term debt to total capitalization ratio at year-end was 35.6 percent.

We are committed to our customers' success and to helping them achieve their goals. The creativity and ingenuity of our customers and the $200 billion industry we serve was not diminished during the turbulent year just ended. In fact, maintaining outstanding service has become even more important as consumers embrace quality dining experiences, surrounded by family and friends, as they enjoy meals away from home. Our responsibility is not taken lightly – our customers' success is vital to our success.

Charles H. Cotros
Chairman and Chief Executive Officer

Richard J. Schnieders
President and Chief Operating Officer

September 27, 2002







BLOCK
&
BARREL



At SYSCO we're more than canned foods or warehouses stocked with giant-sized products, more than a fleet of delivery trucks. We're a finger on the pulse of foodservice, an army of relationship managers supporting our customers' success through a host of activities. Our marketing associates may help with developing menus and training wait staff, or assisting with inventory control, all the while providing a family of approximately 300,000 high quality products that keep diners returning again and again.










The original SYSCO brands include Supreme (absolute top quality items that are unique within the industry), Imperial (the best available quality, produced in prime growing regions), Classic (our lead quality level, whose quality is often on par with competitors' highest levels) and Reliance (economy-positioned).

The brand family has expanded with brands like Buckhead Beef and Newport Pride custom-cut meats, Butcher's Block boxed beef and House Recipe tabletop items and condiments. Other branded products are targeted to specific markets like the Arrezzio Italian line, Casa Solana Mexican foods and Block & Barrel Deli products.

Each product packed under the SYSCO Brand name has detailed specifications. These specifications are not only for finished products, but also include criteria for raw materials; they set the standards for food safety, quality and consistency for such factors as color, cut size and shelf life.

Customers using SYSCO Brand products for their menu needs can save on overall food costs, while being assured that we enforce SYSCO's specifications, which meet or exceed government standards. For example, SYSCO has been a leader in requiring ground beef manufacturers to pre-test raw materials.


Supreme




CASA SOLANA
DICED JALAPENO PEPPERS



Quality

CONSISTENCY, VARIETY AND CUSTOMER VALUE

The hallmarks of SYSCO Brand products – quality, consistency, variety and customer value – are an integral part of SYSCO's mission of "Helping Our Customers Succeed." Outstanding products and service excellence go hand in hand to ensure customer satisfaction.



SYSCO's 180 Quality Assurance associates develop specifications for nearly 40,000 products. These professionals are responsible for identifying and establishing supply sources and auditing those suppliers for such factors as facility conditions and sanitary measures in order to enforce SYSCO's strict standards.

The SYSCO Quality Assurance program is unmatched within the industry. The number of people and the amount of resources committed to support the integrity of the products are far superior to other industry competitors. Also, the brand has wide recognition and has appeal across a broad variety of menus.

To ensure that customers receive only the highest quality fresh produce, intensive daily inspections in the fields are routine prior to harvest. Inspectors then follow the produce from field to cooler to assure proper holding temperatures and product integrity.







As food safety issues have become more prominent, SYSCO is in the forefront with a Food Safety First Mission Statement: to promote and provide food safety education to foodservice operators, including the marketing of systems and products designed to effectively meet specific food safety applications.



A founding member of the International Food Safety Council, SYSCO supports the National Restaurant Association Educational Foundation's ServSafe program, having trained 33,000-plus restaurant managers, who then may train their employees in this important area.

ServSafe®

Committed to meeting or exceeding USDA/FDA guidelines for consumer product safety processes and procedures, SYSCO has implemented required programs and our facilities undergo unannounced inspections twice yearly to assure warehouse sanitation and regulatory compliance.

Facilities are secured 24 hours per day and we use procedures to assure vehicle and product safety when vehicles are unattended at customer locations. Our recently enhanced customer product return policy reduces the risk of tampered products being returned.

MARKETING ASSOCIATES ARE INVOLVED IN EVERY ASPECT OF A CUSTOMER'S BUSINESS–

ASSISTING WITH DESIGNING MENUS AND CUSTOMERS' MARKETING MATERIALS, INSTALLING INVENTORY CONTROL PROGRAMS, TRAINING WAIT STAFF AND MORE

"SYSCO goes beyond the call of duty to help us be successful. It may be a small thing to others, but to us it means a lot because we're small."

Gladys Hoard, BJ's Place
Owners: Brian and Gladys Hoard
Weston, West Virginia

BJ's Place is a family affair where Brian creates gourmet menus while Gladys greets customers and handles administrative duties. SYSCO MA Jeff Jackson helps their ideas become reality.



Marketing Associate (MA) Jeff Jackson, of SYSCO Food Services of Pittsburgh, consulted with the Hoards in every aspect of their business, from selecting a location to designing and costing the menu and finally to the restaurant's grand opening. He also helped them train employees, set standards for profitability and improve customer traffic by providing templates for customer comment cards. "SYSCO's broad spectrum of products is great," says Gladys Hoard. "We have customers who like out-of-the-ordinary items like braised buffalo short ribs and fresh seafood that you usually can't get living in an area like this."

SYSCO believes its mission—"Helping Our Customers Succeed"—is critical. An integral part of fulfilling it is the C.A.R.E.S. program, created in response to customer surveys. These surveys indicated the basic functions that customers expect—receiving all products ordered, on time, and in undamaged condition; receiving accurate invoices; helpful and knowledgeable sales and delivery associates; and the quality assurance inherent in SYSCO Brand products.

SYSCO's mission is critical. C.A.R.E.S. (Customers Are Really Everything to SYSCO) was created to assure that customers' basic needs are met.



"When we remodeled our restaurant, we switched to SYSCO 100 percent. Our business increased 40 percent and our food costs went down 5 percent." A. Hamid Andalib
Owner/The Loft & VIPGift.com
Chattanooga, TN

The Loft restaurant in Chattanooga is truly a success story. Opened in 1974, it is a 625-seat, 20,000 square-foot restaurant with 80 employees, and one of the largest independently owned restaurants in Tennessee. In 1985, after waiting tables for four years, Hamid Andalib bought the restaurant. "My philosophy in life is that God has given us a spoon longer than our arms and the purpose is not to feed yourself. When you feed others they feed you and SYSCO was there to help me long before they knew what kind of purchases they would get from me.

"When we remodeled, our previous supplier could not take care of us, but SYSCO jumped in. More than a dozen people were on hand – from merchandisers for appetizers, fresh meat and produce to computer experts and delivery people. We see SYSCO as not just our supplier, but as a partner in our success. They have a legacy of loyalty, quality and integrity."

The second phase of the C.A.R.E.S. customer relationship management is the *i*Care program. Through this initiative, MA's are trained to be more effective business consultants for their customers by understanding a foodservice operation's profitability model, enabling them to analyze and develop menus, help control inventories, and provide food safety training.

Through SYSCO's Internet web site, customers may access a variety of services that help them drive and increase their customer traffic and knowledge. These include potential lenders to fund expansions or restaurant upgrades; assistance in creating guest birthday cards, table tents, banners, posters and many other features.



Dear Mr. Taras:

Please let me express my greatest appreciation and thankful
team for the extraordinary service and hard work you have put

As you know we have just completed our extensive remode
a 625 sitting, upscale dining establishment and has been in bu

During our hectic remodeling, we desperately needed mo
attention of a new supplier. During that time more than a do
service staff lead by Mr. Phillip Reynolds, very diligently a
to meet all our product needs at the most competitive pricin
business. Consequently The Loft business has increased o
over 5% resulting in more than doubling our operational p
business. distributor and ultimatel

Because of the success with SYSCO after their remodeling, The Loft ultimately expanded its purchases to include fresh-cut steaks, coffee and beverages, operating supplies, janitorials and fresh produce.

VALUE-ADDED SERVICES OFFER CUSTOMERS CREATIVE SOLUTIONS

FROM REDESIGNING A UNIVERSITY DINING HALL TO IMPROVING HEALTHCARE SYSTEMS

When State University of New York at Fredonia wanted to create a dynamic new look, SYSCO's experts joined the team effort to revamp the dining hall serving area. Using SYSCO's Brandables concepts Arrezzio Italian Café, Casa Solana, Mein Street Wok and Block & Barrel Deli also increased meal traffic.



"Our menus were up-to-date but we wanted to feed students more efficiently in a personalized ambience. We had SYSCO-partnered before the project, but the renovation process brought the cream to the top."

Michael W. Proffer,
Director of Dining Services FSA
SUNY Fredonia, Fredonia, NY

The Marketplace at Erie Dining Center, one of several self-operated foodservice units on campus, wanted to introduce unique menus and abolish the cafeteria look. They wanted to redesign the dining hall into a scramble concept with various food-theme stations, each complementing the menu it served. SYSCO Brandables filled the bill. Tim Murphy, SYSCO Brands Director, and the team at Sysco Food Services of Jamestown contacted an Amish carpenter who built the wood cabinetry for the foodstations, which was stained and then tiled to match each color concept. Mike Proffer says student meal counts rose 29 percent, a trend that is continuing, and staff has been added to keep service levels high. Best of all, they accomplished their goals—improved customer service, menu variety and plate presentation.



SYSCO–The leading foodservice supplier to healthcare–delivering food, beverages, equipment and medical supplies.

SYSCO's healthcare sales continued to increase in fiscal year 2002 through penetration of existing accounts as well as the addition of new business.



Education Interface, a web-enabled training and support solution that allows customers to create an interactive learning center within their own facilities, has been well received.

A recognized power in distributing products and services to the foodservice industry, SYSCO also supplies certain items specific to healthcare providers, including both acute and long-term care facilities. These include convenience entrees, food thickeners, fortified juices and pureed products, as well as sugar-free, fat-free, low-fat and low-sodium alternatives and shelf-stable beverages. They are designed to be compatible with traditional hot food preparation and service, as well as cook-chill production and patient delivery systems.

In addition to ongoing training of sales associates, the company continues to expand its market share by offering value-added programs designed to help customers improve their profitability. One innovative offering, "IMPAC," is a long-term care menu system that is now available to customers via the Internet. It includes seasonally-adjusted menus tailored to residents' diet requirements as well as nutritional analysis, cost analysis and other features that combine to create a total management system. This system and other similar ones contributed to the increase in sales of SYSCO Brand products in fiscal 2002. Another program now being offered allows customers to enhance foodservice quality, to train healthcare employees on improving performance and to increase patient satisfaction.



In FY2002 SYSCO extended its distribution reach from coast to coast throughout North America with the acquisition of SERCA Foodservice, Inc. SYSCO SERCA supplies 65,000 customers from 17 distribution facilities located in 8 provinces across Canada and broadens SYSCO's presence in that $9 billion foodservice distribution market.



SYSCO

Fold-outs are new facilities built to develop established markets that are being serviced from distant locations. The benefits of experienced management, tapped from other SYSCO companies, and proven systems allow markets to be developed while delivery mileage is reduced. To date, 11 fold-out facilities have been built in the United States including the three most recent in Sacramento, CA, Columbia, SC (pictured above), and Las Vegas, NV.

SYSCO's objective is to make acquisitions of leading companies that are accretive or non-dilutive to earnings, that have a product or geographic niche and management who will remain. The SERCA Foodservice acquisition expanded the sales force and created distribution efficiencies, new supplier relationships and the opportunity to increase SYSCO Brand sales.





The addition of several companies with niches in particular markets has broadened SYSCO's product capabilities. One company, FreshPoint, supplies produce that appeals to chefs who desire more exotic specialty items for their menus and require multiple deliveries per week. Its distribution structure concentrates smaller vehicles in the more populous metroplex areas, allowing for more effcient service.


The Fresh Produce Specialist
FRESHPOINT HOLDINGS, INC.

SYSCO Natural produce continues to be the core of SYSCO's successful produce programs, which generated sales of $2.0 billion in FY2002. It continues to be the anchor in a growing family of offerings, which include both fruit and vegetable staples, as well as a variety of pre-washed and pre-cut ready-to-eat salads and other items that are chopped, diced or sliced.



SPECIALTY COMPANIES PROVIDE EXPERTISE IN NICHE MARKETS

CUSTOMERS RECEIVE MORE CONSISTENT-QUALITY PRODUCTS; SYSCO GAINS SYNERGISTIC OPPORTUNITIES

For more than 10 years, Guest Supply has been providing a complete hotel room operating supply program, including textiles, paper, cleaning supplies and room accessories for more than 800 Accor North America and 300 Red Roof Inn locations.



"I was in a pinch and Guest Supply spent extra time and effort to research my needs and meet our quality concerns. They were almost like one of our purchasing arms."

Kris Richardson
Vice President, Procurement
Accor North America
Dallas, TX

Guest Supply is one of the largest suppliers for Accor North America. David O'Shaughnessy, Group Executive Vice President of Accor North America, says, "We have a very strict quality process and Guest Supply consistently rates in the top percentile in terms of quality of service, product, price and delivery. We consider our relationship a true partnership."

A market leader in hospitality supplies, Guest Supply had a 16 percent share of that $2.5 billion industry at fiscal year-end 2002. It develops in-room personal care amenity packages and provides other products, including textiles; furniture, fixtures and appliances; in-room foods and beverages; chemical and janitorial items; paper products and room accessories. With a strong 40 percent share of the $250 million personal care amenities market in fiscal 2002, it is also a premier supplier for consumer products companies and retail outlets. Numerous synergies exist to integrate with SYSCO's distribution networks, creating one-stop shopping solutions.



"SYSCO LA and Newport Meat are like our neighborhood grocer and butcher – they treat us as if we're their only customer."

Bob Spivak
Chief Executive Officer
Grill Concepts
Los Angeles, CA

SYSCO can beef up a menu with aged, mouth-watering steaks and chops, cut to any customer's specifications. All USDA Quality grades are available to meet the specific needs of customers.

The Grill on the Alley is one of the best-known places to get a great steak in Los Angeles. This restaurant, which began in 1984 with the promise of "Quality Without Compromise," is the flagship of Grill Concepts. Bob Spivak understands customer service. He says, "SYSCO Los Angeles is our largest supplier and Newport Meat has always been our meat purveyor – both deliver our restaurants quality without compromise."

When supplies of quality fresh-cut steaks were not available consistently, SYSCO acquired three specialty meat-cutting companies, including Newport Meat, in 1999. Since then, it has acquired three additional meat companies, and all six are distributing high quality products from 10 locations. To further leverage the expertise of the meat companies, 50 of the broadline companies now distribute fresh, portion-cut steaks from these operations. Trained meat specialists and marketing associates have helped grow sales of SYSCO's own beef brands – Buckhead Beef east of the Rocky Mountains and Newport Pride in the West, as well as Butcher's Block. Certified Angus Beef® (CAB) products also have been significant to SYSCO's success. In fact, half of the top 20 CAB® distributors in calendar year 2001 were SYSCO companies.

To enhance the network of meat companies, other acquisition opportunities are possible and fold-outs are planned for Chicago and New Jersey. This will allow more SYSCO broadline companies to distribute fresh, custom-cut meats – benefiting customers by saving on labor costs, eliminating trim and waste, and reducing exposure to food safety issues.

"Our experience with Buckhead Beef has been excellent. The product is great and customers love it."

Jeff Gehris
Chief Executive Officer
PJ's Sea Shack
New Smyrna Beach, FL



Jeff Gehris, Chief Executive Officer of PJ's Sea Shack in New Smyrna Beach, FL, met Cory Check, Marketing Director of Buckhead Beef, at a SYSCO food show in Ocoee, FL. Jeff was so impressed with Cory's knowledge and expertise about Buckhead Beef's custom-cut steaks that he transferred his business from a competitor. Cory teamed up with Jeff Zigelstein, Marketing Associate at SYSCO Central Florida to design PJ's program. The products were such a success in Gehris' Florida restaurants that he is now working with SYSCO-Albany (New York) to supply custom-cut steaks for his five ski-area restaurants in Vermont.

"Our business is in a strong growth mode and sometimes we go into a new area that SYGMA previously has not supported. It's impressive how they make it work."

Peggy Cherng, Ph.D.
President and Chief Executive Officer
Panda Restaurant Group, Inc.
Pasadena, CA



PANDA EXPRESS

Peggy Cherng, Ph.D., President and Chief Executive Officer of Panda Restaurant Group, Inc., oversees more than 500 restaurants in 35 states under the Panda Express, Panda Inn and Hibachi-San concepts. Dr. Cherng is pictured above at a Panda Express location.

Panda Restaurant Group, Inc., the world's largest Chinese foodservice provider, has been operating a successful chain of restaurants for nearly 30 years and SYGMA has been supplying their products for the past seven years. Before selecting SYGMA as their supplier, individual locations of Panda Restaurant Group were purchasing independently from numerous local distributors. Panda Restaurant Group worked with SYGMA to increase their purchasing power, particularly in the produce area. They believe that SYGMA's nationwide infrastructure has allowed them to expand rapidly. "They are very supportive of the growth and expansion we would like to do," says Dr. Cherng.



SYGMA

SYGMA operates from 13 locations across the United States, each of which supplies multiple locations for two to 10 chain restaurant "concepts," or customers.

Typically, SYGMA warehouses are more compact than a broadline warehouse. Since chain restaurant customers usually offer more limited menus, a SYGMA warehouse may inventory 300 to 500 items per concept. SYSCO continues to be committed to serving growing segments of this market and SYGMA strives to maximize service at all levels.

During the year, the company introduced an on-line reporting and information system at **www.sygmanetwork.com** that allows chain restaurant customers to manage and operate their businesses more productively and efficiently. Restaurant management now has the ability to access reports customized for their particular restaurant, monitor call and delivery information, receive newsletters regarding industry and company information and access links to industry news and trends, as well as food safety tips.

HARVESTING THE BENEFITS OF TECHNOLOGY

E-INITIATIVES ARE ENHANCING ALL FACETS OF SYSCO'S BUSINESS, INCREASING EFFICIENCY, PRODUCTIVITY AND PROFITABILITY

Superior commitment to service is critical in a customer-driven culture. SYSCO's commitment to error-free service has been enhanced by the SYSCO Uniform System, an enterprise-wide information technology system.

Customers have access to a variety of value-added Internet services and resources, from training materials to funding packages offered by financial lenders.



The SYSCO Uniform System, a total redesign of management information systems, encompasses all business aspects on a real-time basis. This proprietary system was developed over several years and installation was completed at calendar year-end 1999. It provides in-depth information regarding customer ordering and purchasing patterns and continues to produce efficiencies in the ordering, warehousing, selection, loading and delivery of products, increasing asset efficiency. In the broadline segment during the past five years, accounts receivable days of sales outstanding have been reduced from 24.26 in fiscal year 1997 to 21.65 in fiscal year 2002 and inventory days of sales outstanding have declined from 18.47 to 16.02 for the same period. This is noteworthy since one day's reduction approximates $64 million in cash flow.

*i*Care, the second phase of C.A.R.E.S. (Customers Are Really Everything to SYSCO), is a collection of value-added resources offered exclusively by SYSCO in an Internet format. Through SYSCO's web site, customers may access promotional items and training materials or potential financial lenders who can bid on a customer's loan request for a restaurant expansion or upgrade. Future offerings may include a portal to additional services like insurance products or labor scheduling systems.


445
CLASSIC
SYSCO
DB-73-C2
DB-73-C1
ELBOW MACARONI SMOOTH
THIS SIDE UP
CASA SOLANA

Anthony Prejean demonstrates the SYSCO Order Selector (SOS), a finger-mounted bar code scanner that confirms that the appropriate product has been selected. In the 21 broadline companies that are on the system, selection errors have been dramatically reduced, significantly improving efficiency and reducing restocking costs.

The SYSCO Warehouse Management System (SWMS) is a system that tracks inventory from the time of receipt throughout storage, selection and delivery. More efficient storage may often delay the need for facility expansions for two to three years. SWMS also manages employee time, which improves accuracy and efficiency and increases safety and productivity levels.



Miguel Castillo checks an order with the SYSCO Loader System (SLS). It confirms that products selected are what was ordered, then generates a map of product placement in the delivery vehicle. SYSCO Online Advanced Reporting (SOLAR) is a system that reports trends and performance statistics, allowing broadline companies to benchmark with each other.




SYSCO
SYSCO
FOOD SERVICES

From sea to sea, on city highways and countryside byways, approximately 8,400 SYSCO vehicles are a familiar sight as they log more than 5.6 million miles per week, delivering products to be featured on the next day's customer menus.

Activity-Based Compensation (ABC), a performance-based pay system initiative for driver associates like Robert Burton, has been implemented in 47 companies. It has proven to increase their compensation, job satisfaction and quality of life, while enhancing productivity and reducing costs for SYSCO and providing better service for our customers.


SYSCO
FOOD SERVICES
HOUSTON, TEXAS
USDOT 152595

A site has been selected in Virginia for construction of an approximately 800,000 square-foot facility to receive and redistribute products to SYSCO locations in the Mid-Atlantic and Northeast. The first step in a long-term project to build similar warehouses in each geographical region, this project should increase transportation savings and improve storage and handling methods.



Community Activities

On an individual company basis, SYSCO's operating companies assist charities, volunteer organizations and homeless shelters. They also donate to food banks and other programs within their communities.

At the corporate level, SYSCO has supported such organizations as United Way, March of Dimes and Second Harvest / Kids' Café. In 1988 SYSCO joined forces with Second Harvest, the largest charitable hunger-relief organization in the United States. During its most recent program, SYSCO raised $150,000 through product promotions to provide meals for hungry children through Second Harvest's Kids' Café program.

In a further effort to participate in diminishing hunger in the United States, as well as the rest of the world, SYSCO recently formed a significant partnership with the Share Our Strength organization. For a minimum of three years, the corporation will adopt a multi-fold approach that includes a financial gift, in-kind gifts and volunteer services throughout the year. A key sponsorship event will be "Taste of the Nation" dinners that occur in 90 to 100 North American markets during the spring of each year. These events raise millions of dollars that are used entirely for the support of reducing hunger in both large metropolitan areas as well as adjoining smaller communities.



OUR STRENGTH

Al Gaylor, Assistant Vice President, Marketing Services for SYSCO (right), is pictured with Bill Shore, (left), founder of "Share Our Strength" at the Share Our Strength National Leadership Conference in August 2002.

Educational Programs

SYSCO also is strongly committed to higher education through the annual funding of scholarships through The Educational Foundation of the National Restaurant Association, Johnson & Wales University and other foundations.

Each year, the company also recognizes its associates by assisting their children who are pursuing undergraduate education at an accredited four-year college or university within the United States and Canada. More than $1.0 million has been awarded to students through John F. and Eula Mae Baugh SYSCO scholarships since the program's inception in 1996. For the 2002-2003 academic year, 24 returning scholarship winners qualified for renewed funding and $60,000 in new grants was awarded to the seven recipients selected for the upcoming year. Listed below are this year's scholarship winners, their academic institutions and the distribution location at which their family member is employed.

Christopher E. Burke
University of Louisville
Louisville, KY
Sysco/Louisville Food Services Co.

Jason M. Downs
Northwestern University
Evanston, IL
SYSCO Corporation

Ryan J. Haase
Iowa State University
Ames, IA
Pegler – Sysco Food Services Company

Emily K. Howard
Colorado State University
Fort Collins, CO
Nobel / Sysco Food Services Company

Amanda K. Matulle
Drake University
Des Moines, IA
Sysco Food Services of Eastern Wisconsin

Kendra L. Starwalt
Southern Illinois University
Carbondale, IL
Sysco Food Services of Indianapolis, LLC

Elizabeth A. Weberpal
University of Wisconsin - Stevens Point
Stevens Point, WI
Sysco Food Services of Baraboo

Financial Section

Eleven-Year Summary of Operations and Related Information

(Dollars in thousands except for per share data, employees and shareholders)	2002	2001	2000	1999	1998
Results of Operations					
Sales	$ 23,350,504	$ 21,784,497	$ 19,303,268	$ 17,422,815	$ 15,327,536
Costs and expenses					
Cost of sales	18,722,163	17,513,138	15,649,551	14,207,860	12,499,636
Operating expenses	3,467,379	3,232,827	2,843,755	2,547,266	2,236,932
Interest expense	62,897	71,776	70,832	72,839	58,422
Other, net	(2,805)	101	1,522	963	53
Total costs and expenses	22,249,634	20,817,842	18,565,660	16,828,928	14,795,043
Earnings before income taxes	1,100,870	966,655	737,608	593,887	532,493
Income taxes	421,083	369,746	283,979	231,616	207,672
Earnings before cumulative effect of accounting change	679,787	596,909	453,629	362,271	324,821
Cumulative effect of accounting change	—	—	(8,041)	—	(28,053)
Net earnings	679,787	596,909	445,588	362,271	296,768
Cash dividends paid	213,275	173,701	145,418	126,691	110,928
Earnings reinvested	$ 466,512	$ 423,208	$ 300,170	$ 235,580	$ 185,840
Effective income tax rate	38.25%	38.25%	38.5%	39%	39%
Per Common Share Data [1]					
Diluted earnings per share:					
Earnings before accounting change	$ 1.01	$ 0.88	$ 0.68	$ 0.54	$ 0.47
Cumulative effect of accounting change	—	—	(0.01)	—	(0.04)
Net earnings	1.01	0.88	0.67	0.54	0.43
Cash dividends	0.32	0.26	0.22	0.19	0.17
Shareholders' equity	$ 3.26	$ 3.16	$ 2.60	$ 2.11	$ 1.98
Diluted average shares outstanding	673,445,783	677,949,351	669,555,856	673,593,338	686,880,362
Performance Measurements					
Pretax return on sales	4.71%	4.44%	3.82%	3.41%	3.47%
Return on average shareholders' equity before accounting change	31%	31%	30%	27%	22%
Return on average total capital before accounting change (equity plus long-term debt)	21%	21%	18%	16%	15%
Financial Position					
Current ratio	1.42	1.37	1.47	1.66	1.61
Working capital	$ 945,932	$ 772,770	$ 840,608	$ 948,252	$ 825,727
Capital expenditures	416,393	341,138	266,413	286,687	259,353
Other assets	1,106,682	960,475	747,463	460,146	449,068
Plant and equipment (net)	1,697,782	1,516,778	1,340,226	1,227,669	1,151,054
Total assets	5,989,753	5,352,987	4,730,145	4,081,205	3,780,189
Long-term debt	1,176,307	961,421	1,023,642	997,717	867,017
Other liabilities	441,570	188,067	183,071	244,129	232,193
Shareholders' equity	2,132,519	2,100,535	1,721,584	1,394,221	1,326,639
Shareholder Data					
Closing price of common share at year end [1]	$ 27.22	$ 27.15	$ 21.07	$ 15.38	$ 12.75
Price/earnings ratio at year end - diluted [1],[2]	27	31	31	28	27
Market price per common share-high/low [1]	$ 30-22	$ 30-19	$ 22-13	$ 16-10	$ 14-9
Number of employees	46,800	43,000	40,400	35,100	33,400
Number of shareholders of record at year end	15,510	15,493	15,207	15,485	16,142

(1) The data presented reflects the 2-for-1 stock splits of December 15, 2000, March 20, 1998 and June 19, 1992.
(2) Ratios for 2000 and 1998 are before the effects of accounting changes.

1997	1996	1995	1994	1993	1992	1-Year Growth Rates 2002	5-Year Compound Growth Rates 1998-2002	10-Year Compound Growth Rates 1993-2002	20-Year Compound Growth Rates 1983-2002
$ 14,454,589	$ 13,395,130	$ 12,118,047	$ 10,942,499	$ 10,021,513	$ 8,892,785	7%	10%	10%	14%
11,835,959	10,983,796	9,927,448	8,971,628	8,225,275	7,303,886				
2,076,335	1,917,376	1,736,625	1,568,773	1,427,394	1,270,397				
46,502	41,019	38,579	36,272	39,004	43,275				
(162)	(1,004)	(2,223)	(1,756)	(2,137)	(6,429)				
13,958,634	12,941,187	11,700,429	10,574,917	9,689,536	8,611,129				
495,955	453,943	417,618	367,582	331,977	281,656	14	17	15	16
193,422	177,038	165,794	150,830	130,170	109,427				
302,533	276,905	251,824	216,752	201,807	172,229	14	18	15	16
—	—	—	—	—	—				
302,533	276,905	251,824	216,752	201,807	172,229	14	18	15	16
99,574	87,721	73,154	59,074	48,815	31,637				
$ 202,959	$ 189,184	$ 178,670	$ 157,678	$ 152,992	$ 140,592				
39%	39%	40%	41%	39%	39%				
$ 0.43	$ 0.37	$ 0.34	$ 0.29	$ 0.26	$ 0.22	15	19	16	16
—	—	—	—	—	—				
0.43	0.37	0.34	0.29	0.26	0.22	15	19	16	16
0.14	0.12	0.10	0.08	0.07	0.05	23	18	20	21
$ 1.99	$ 2.01	$ 1.89	$ 1.67	$ 1.52	$ 1.41	3	10	9	12
712,167,188	739,430,592	749,526,192	757,855,924	775,069,704	784,910,472				
3.43%	3.39%	3.45%	3.36%	3.31%	3.17%				
21%	20%	19%	18%	19%	18%				
15%	14%	14%	13%	13%	12%				
1.72	1.81	1.88	1.85	1.87	1.92				
$ 821,955	$ 855,887	$ 836,603	$ 736,593	$ 660,338	$ 607,087				
210,868	235,891	201,577	161,485	127,879	134,290				
413,762	412,436	411,712	394,860	350,450	326,737				
1,058,432	990,642	896,079	817,221	759,857	734,423				
3,433,823	3,319,943	3,097,161	2,811,729	2,530,043	2,325,206				
685,620	581,734	541,556	538,711	494,062	488,828				
233,917	226,007	219,366	185,548	152,292	133,730				
1,374,612	1,451,224	1,383,472	1,224,415	1,124,291	1,045,689	2	9	7	12
$ 9.25	$ 8.57	$ 7.38	$ 5.82	$ 6.16	$ 5.97				
22	23	22	20	24	27				
$ 10-7	$ 9-7	$ 8-6	$ 8-6	$ 7-6	$ 7-5				
32,000	30,600	28,100	26,200	24,200	22,500				
17,890	19,160	21,112	19,860	17,798	14,864				

Consolidated Results of Operations

(In thousands except for share data)	Year Ended June 29, 2002	Year Ended June 30, 2001	Year Ended July 1, 2000
Sales	$23,350,504	$21,784,497	$19,303,268
Costs and expenses			
Cost of sales	18,722,163	17,513,138	15,649,551
Operating expenses	3,467,379	3,232,827	2,843,755
Interest expense	62,897	71,776	70,832
Other, net	(2,805)	101	1,522
Total costs and expenses	22,249,634	20,817,842	18,565,660
Earnings before income taxes	1,100,870	966,655	737,608
Income taxes	421,083	369,746	283,979
Earnings before cumulative effect of accounting change	679,787	596,909	453,629
Cumulative effect of accounting change	—	—	(8,041)
Net earnings	$ 679,787	$ 596,909	$ 445,588
Earnings before accounting change:			
Basic earnings per share	$ 1.03	$ 0.90	$ 0.69
Diluted earnings per share	1.01	0.88	0.68
Cumulative effect of accounting change:			
Basic earnings per share	—	—	(0.01)
Diluted earnings per share	—	—	(0.01)
Net earnings:			
Basic earnings per share	1.03	0.90	0.68
Diluted earnings per share	1.01	0.88	0.67

See Summary of Accounting Policies and Additional Financial Information

Consolidated Balance Sheets

(In thousands except for share data)	June 29, 2002	June 30, 2001
Current assets		
Cash	$ 230,439	$ 135,743
Receivables	1,760,827	1,650,130
Inventories	1,117,869	1,042,277
Deferred taxes	34,188	7,128
Prepaid expenses	41,966	40,456
Total current assets	3,185,289	2,875,734
Plant and equipment at cost, less depreciation	1,697,782	1,516,778
Other assets		
Goodwill and intangibles, less amortization	922,222	768,837
Other	184,460	191,638
Total other assets	1,106,682	960,475
Total assets	$5,989,753	$5,352,987
Current liabilities		
Notes payable	$ 66,360	$ 30,640
Accounts payable	1,349,330	1,271,817
Accrued expenses	768,317	653,908
Income taxes	41,596	123,332
Current maturities of long-term debt	13,754	23,267
Total current liabilities	2,239,357	2,102,964
Long-term debt	1,176,307	961,421
Deferred taxes	441,570	188,067
Contingencies		
Shareholders' equity		
Preferred stock, par value $1 per share		
Authorized 1,500,000 shares, issued none	—	—
Common stock, par value $1 per share		
Authorized 1,000,000,000 shares, issued 765,174,900 shares	765,175	765,175
Paid-in capital	217,891	186,818
Retained earnings	2,869,417	2,415,160
Other comprehensive loss	(65,435)	(5,624)
	3,787,048	3,361,529
Less cost of treasury stock, 111,634,603 and 100,037,236 shares	1,654,529	1,260,994
Total shareholders' equity	2,132,519	2,100,535
Total liabilities and shareholders' equity	$5,989,753	$5,352,987

See Summary of Accounting Policies and Additional Financial Information

Consolidated Shareholders' Equity

(In thousands except for share data)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount
Balance at July 3, 1999	382,587,450	$382,587	$ 872	$1,999,093	$ —	52,915,065	$ 988,331
Net earnings for year ended July 1, 2000				445,588			
Dividends declared				(152,427)			
Treasury stock purchases						5,660,400	186,296
Treasury stock issued for acquisitions			69,794			(4,984,497)	(98,362)
Stock options exercised			(7,526)			(1,163,222)	(20,104)
Employees' Stock Purchase Plan			9,446			(943,530)	(18,585)
Management Incentive Plan			4,381			(381,553)	(7,352)
Balance at July 1, 2000	382,587,450	$382,587	$ 76,967	$2,292,254	$ —	51,102,663	$1,030,224
Net earnings for year ended June 30, 2001				596,909			
Dividends declared				(180,702)			
Treasury stock purchases						16,000,000	428,196
Treasury stock issued for acquisitions			184,357			(12,025,208)	(136,696)
Stock options exercised			(11,099)			(3,677,972)	(34,529)
Employees' Stock Purchase Plan			16,713			(1,630,208)	(17,770)
Management Incentive Plan			9,167			(834,702)	(8,431)
Minimum pension liability adjustment, net of tax of $3,484					(5,624)		
2-for-1 stock split	382,587,450	382,588	(89,287)	(293,301)		51,102,663	
Balance at June 30, 2001	765,174,900	$765,175	$186,818	$2,415,160	$ (5,624)	100,037,236	$1,260,994
Net earnings for year ended June 29, 2002				679,787			
Dividends declared				(225,530)			
Treasury stock purchases						18,000,000	473,558
Treasury stock issued for acquisitions			12,517			(1,116,303)	(12,251)
Stock options exercised			(10,750)			(2,650,714)	(32,837)
Employees' Stock Purchase Plan			17,030			(1,784,529)	(24,104)
Management Incentive Plan			12,276			(851,087)	(10,831)
Minimum pension liability adjustment, net of tax of $37,049					(59,811)		
Balance at June 29, 2002	765,174,900	$765,175	$217,891	$2,869,417	$(65,435)	111,634,603	$1,654,529

See Summary of Accounting Policies and Additional Financial Information

Consolidated Cash Flows

	Year Ended		
(In thousands)	June 29, 2002	June 30, 2001	July 1, 2000
Cash flows from operating activities:			
Net earnings	$ 679,787	$ 596,909	$ 445,588
Add non-cash items:			
Cumulative effect of accounting change	—	—	8,041
Depreciation and amortization	278,251	248,240	220,661
Deferred tax provision (benefit)	263,492	6,199	(25,528)
Provision for losses on receivables	25,904	21,740	27,082
Additional investment in certain assets and liabilities, net of effect of businesses acquired:			
(Increase) in receivables	(32,360)	(87,616)	(105,935)
(Increase) in inventories	(17,804)	(50,938)	(56,943)
(Increase) decrease in prepaid expenses	(680)	6,547	3,378
(Decrease) increase in accounts payable	(357)	33,377	105,790
(Decrease) increase in accrued expenses	(23,403)	73,737	122,480
(Decrease) increase in income taxes	(81,736)	106,047	16,254
(Increase) decrease in other assets	(6,114)	982	(52,142)
Net cash provided by operating activities	1,084,980	955,224	708,726
Cash flows from investing activities:			
Additions to plant and equipment	(416,393)	(341,138)	(266,413)
Proceeds from sales of plant and equipment	20,711	12,750	18,922
Acquisition of businesses, net of cash acquired	(234,618)	(10,363)	(211,901)
Net cash used for investing activities	(630,300)	(338,751)	(459,392)
Cash flows from financing activities:			
Bank and commercial paper (repayments) borrowings	(143,593)	(72,055)	51,810
Other debt borrowings (repayments)	384,114	(41,417)	(11,947)
Common stock reissued from treasury	86,328	75,511	52,342
Treasury stock purchases	(473,558)	(428,196)	(186,296)
Dividends paid	(213,275)	(173,701)	(145,418)
Net cash used for financing activities	(359,984)	(639,858)	(239,509)
Net increase (decrease) in cash	94,696	(23,385)	9,825
Cash at beginning of year	135,743	159,128	149,303
Cash at end of year	$ 230,439	$ 135,743	$ 159,128
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 61,354	$ 71,791	$ 70,977
Income taxes	239,792	251,567	272,022

See Summary of Accounting Policies and Additional Financial Information

Summary of Accounting Policies

Business and Consolidation SYSCO Corporation (SYSCO) is engaged in the marketing and distribution of a wide range of food and related products to the foodservice or "food-prepared-away-from-home" industry. These services are performed for about 415,000 customers from 142 distribution facilities located throughout the United States and Canada.

The accompanying financial statements include the accounts of SYSCO and its subsidiaries. All significant intercompany transactions and account balances have been eliminated. Certain amounts in the prior years have been reclassified to conform to the fiscal 2002 presentation including the reflection of dividends on a declared versus paid basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses. Actual results could differ from the estimates used.

Earnings of acquisitions recorded as purchases are included in SYSCO's results of operations from the date of acquisition.

Inventories Inventories consist of food and related products held for resale and are valued at the lower of cost (first-in, first-out method) or market.

Plant and Equipment Capital additions, improvements and major renewals are classified as plant and equipment and are carried at cost. Depreciation is recorded using the straight-line method, which reduces the book value of each asset in equal amounts over its estimated useful life. Maintenance, repairs and minor renewals are charged to earnings when they are incurred. Upon the disposition of an asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

Applicable interest charges incurred during the construction of new facilities are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. Interest capitalized during construction periods for the past three years was $3,746,000 in 2002, $2,995,000 in 2001, and $964,000 in 2000.

A summary of plant and equipment, including the related accumulated depreciation, appears below:

	June 29, 2002	June 30, 2001	Estimated Useful Lives
Plant and equipment, at cost			
Land	$ 131,188,000	$ 119,021,000	
Buildings and improvements	1,390,712,000	1,202,701,000	10-40 years
Equipment	1,695,043,000	1,572,161,000	3-20 years
	3,216,943,000	2,893,883,000	
Accumulated depreciation	(1,519,161,000)	(1,377,105,000)	
Net plant and equipment	$ 1,697,782,000	$ 1,516,778,000	

Goodwill and Intangibles Goodwill and intangibles represent the excess of cost over the fair value of tangible net assets acquired. Goodwill and intangibles arising from acquisitions initiated on or prior to June 30, 2001 are amortized over 25 to 40 years using the straight-line method. Goodwill and intangibles arising from acquisitions initiated after June 30, 2001 are not amortized. See New Accounting Standards for further discussion. The company reviews goodwill and intangibles to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. SYSCO assesses the recoverability of these intangibles by determining whether the amortization of these intangibles over their remaining lives can be recovered through undiscounted future net cash flows of the acquired operations. The amount of impairment, if any, is measured by the amount in which the carrying amounts exceed the projected discounted future operating cash flows. Accumulated amortization at June 29, 2002, June 30, 2001 and July 1, 2000 was $139,977,000, $116,439,000 and $96,862,000, respectively.

Costs of Start-up Activities In the first quarter of fiscal 2000, SYSCO recorded a one-time, after-tax, non-cash charge of $8,041,000 to comply with the required adoption of AICPA Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires the write-off of any unamortized costs of start-up activities and organization costs. Such costs are now expensed as incurred.

Insurance Program SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

Revenue Recognition The company recognizes revenue from the sale of a product at the time the product is delivered to the customer.

Income Taxes SYSCO follows the liability method of accounting for income taxes as required by the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Cash Flow Information For cash flow purposes, cash includes cash equivalents such as time deposits, certificates of deposit, short-term investments and all highly liquid instruments with original maturities of three months or less.

Shipping and Handling Costs Shipping and handling costs include costs associated with the selection of products and delivery to customers. Included in operating expenses are shipping and handling costs of approximately $1,328,428,000 in fiscal 2002, $1,297,944,000 in fiscal 2001 and $1,140,116,000 in fiscal 2000.

Acquisitions During fiscal 2002, SYSCO acquired for cash and/or stock, a custom meat-cutting operation, a company that supplies products to the lodging industry and acquired substantially all of the assets and certain liabilities of a Canadian broadline foodservice operation. In the aggregate, SYSCO paid cash of $233,618,000 and issued 343,468 shares to the former owners of the acquired companies.

During fiscal 2001, SYSCO acquired for cash and/or stock, two custom meat-cutting operations, two broadline foodservice companies and one company that supplies products to the lodging industry. In the aggregate, SYSCO paid cash of $8,848,000 and issued 12,399,957 shares to the former owners of the acquired companies. During fiscal 2002, SYSCO issued an additional 119,245 shares to the former owners of the acquired companies.

During fiscal 2000, SYSCO acquired for cash and/or stock, three custom meat-cutting operations, two broadline foodservice companies and one specialty produce company. In the aggregate, SYSCO paid cash of $211,901,000 and issued 9,968,994 shares to the former owners of the acquired companies. During fiscal 2001, SYSCO paid additional cash of $1,515,000 related to these acquisitions and issued an additional 152,002 shares to former owners of the acquired companies. During fiscal 2002, SYSCO paid additional cash of $1,000,000 related to these acquisitions and issued an additional 703,311 shares to the former owners of the acquired companies.

Certain acquisitions involve contingent consideration typically payable only in the event that certain operating results are attained or certain outstanding contingencies are resolved. Aggregate contingent consideration amounts outstanding as of June 29, 2002 included approximately 4,135,000 shares and $1,857,000 with a total aggregate value of $87,586,000.

The transactions were accounted for using the purchase method of accounting and the financial statements include the results of the acquired companies from the respective dates they joined SYSCO. The acquisitions were immaterial, individually and in the aggregate, to the consolidated financial statements.

The purchase price was allocated to the net assets acquired based on the estimated fair value at the date of acquisition. The balances included in the Consolidated Balance Sheets related to the current year acquisitions are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Material changes to the preliminary allocations are not anticipated by management.

Derivative Financial Instruments SYSCO manages its debt portfolio by targeting an overall desired position of fixed and floating rates and may employ interest rate swaps from time to time to achieve this goal. The company does not use derivative financial instruments for trading or speculative purposes.

In March 2002, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 related to the $200,000,000 aggregate principal amount of 4.75% notes due July 30, 2005. The objective of such transaction is to protect the debt against changes in fair value due to changes in the benchmark interest rate, which has been designated as six-month LIBOR in arrears less 84.5 basis points. Under the interest rate swap agreement, SYSCO receives the fixed rate equal to 4.75% per annum and pays the benchmark interest rate. SYSCO has designated its interest rate swap agreement as a fair value hedge of the underlying debt. Interest expense on the debt is adjusted to include payments made or received under the hedge agreement. The recorded value of the swap agreement (not material in amount) and the related debt are carried on the Consolidated Balance Sheets at fair value.

New Accounting Standards In fiscal 2000, SYSCO adopted the AICPA Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for SYSCO's use. The adoption of SOP 98-1 did not have a significant effect on SYSCO's consolidated results of operations or financial position.

In fiscal 2001, SYSCO adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activity and their adoption did not have a significant effect on SYSCO's consolidated results of operations or financial position.

In fiscal 2001, SYSCO adopted the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 had no effect on SYSCO's consolidated results of operations or financial position.

In June 2001, SYSCO adopted SFAS No. 141, "Accounting for Business Combinations." SFAS No 141 requires that all business combinations be accounted for using the purchase method of accounting and prohibits the pooling-of-interests method for business combinations initiated after June 30, 2001. SYSCO is adopting the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" effective with the beginning of fiscal year 2003. As a result, the amortization of goodwill and indefinite life intangibles will be discontinued. Goodwill and indefinite life intangibles arising from business combinations after June 30, 2001 are also not amortized. The recoverability of goodwill and intangibles will be assessed annually or as needed by determining whether the fair value of the applicable reporting units exceed their carrying values. SYSCO has six months from the date it adopts SFAS No. 142 to test for impairment and any impairment charge resulting from the initial application of the new rule must be classified as the cumulative effect of a change in accounting principle. Thereafter, any impairment losses will be included, net of tax, within the results of continuing operations. Management has completed its preliminary assessment of the impact that the adoption of SFAS No. 142 will have on the company's consolidated financial statements and believes that its goodwill is not impaired. Goodwill amortization, after tax, recognized by SYSCO was $14,533,000 in 2002, $12,089,000 in 2001 and $7,812,000 in 2000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121 and the portion of the Accounting Principle Board Opinion No. 30 that deals with disposal of a business segment. Management does not expect SFAS 144, which is effective for fiscal 2003, to have a material effect on the results of operations.

Additional Financial Information

Income Taxes The income tax provisions consist of the following:

	2002	2001	2000
Federal income taxes	$372,498,000	$322,837,000	$262,333,000
State and local income taxes	48,585,000	46,909,000	21,646,000
Total	$421,083,000	$369,746,000	$283,979,000

Included in the income taxes charged to earnings are net deferred tax provisions of $263,492,000, and $6,199,000 in fiscal 2002 and 2001, respectively, and a deferred tax benefit of $25,528,000 in fiscal 2000. The deferred tax provisions (benefits) result from the effects of net changes during the year in deferred tax assets and liabilities arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of SYSCO's deferred tax assets and liabilities are as follows:

	June 29, 2002	June 30, 2001
Net long-term deferred tax liabilities:		
Deferred cooperative distributions	$266,673,000	$ —
Excess tax depreciation and basis differences of assets	264,696,000	248,461,000
Casualty insurance	(27,759,000)	(21,523,000)
Deferred compensation	(20,423,000)	(17,364,000)
Other	(41,617,000)	(21,507,000)
Total deferred tax liabilities	441,570,000	188,067,000
Net current deferred tax assets:		
Receivables	19,681,000	7,533,000
Inventory	18,706,000	(7,906,000)
Other	(4,199,000)	7,501,000
Total deferred tax assets	34,188,000	7,128,000
Net deferred tax liabilities	$407,382,000	$180,939,000

The company has had taxable earnings during each year of its 33-year existence and knows of no reason such profitability should not continue. Consequently, SYSCO believes that it is more likely than not that the entire benefit of existing differences will be realized and therefore no valuation allowance has been established for deferred tax assets.

Reconciliations of the statutory Federal income tax rate to the effective income tax rates are as follows:

	2002	2001	2000
Statutory Federal income tax rate	35.00%	35.00%	35.00%
State and local income taxes, net of Federal income tax benefit	2.42	2.63	3.00
Other	0.83	0.62	0.50
	38.25%	38.25%	38.50%

Allowance for Doubtful Accounts Receivable The allowance for doubtful accounts receivable was $30,338,000 as of June 29, 2002 and $43,112,000 as of June 30, 2001. Customer accounts written off, net of recoveries, were $26,068,000 or 0.11% of sales, $23,045,000 or 0.11% of sales and $24,881,000 or 0.13% of sales for fiscal 2002, 2001 and 2000, respectively.

Shareholders' Equity On November 3, 2000 the Board of Directors declared a 2-for-1 stock split effected by a 100% stock dividend paid on December 15, 2000 to shareholders of record on November 15, 2000. All share and per share data in these financial statements have been restated to reflect the stock split.

Basic earnings per share have been computed by dividing net earnings by 661,808,432 in 2002, 665,551,228 in 2001 and 659,164,948 in 2000, which represents the weighted average number of shares of common stock outstanding during those respective years. Diluted earnings per share have been computed by dividing net earnings by 673,445,783 in 2002, 677,949,351 in 2001 and 669,555,856 in 2000, which represents the weighted average number of shares of common stock outstanding during those respective years adjusted for the diluted effect of stock options outstanding using the treasury stock method.

Comprehensive income is net earnings, plus certain other items that are recorded directly to shareholders' equity. The only such item currently applicable to the company relates to minimum pension liability. Comprehensive income was $619,976,000, $591,285,000 and $445,588,000 at June 29, 2002, June 30, 2001 and July 1, 2000, respectively.

Debt SYSCO has uncommitted bank lines of credit, which provide for unsecured borrowings for working capital of up to $125,000,000 of which none was outstanding at June 29, 2002 and $30,640,000 was outstanding at June 30, 2001.

SYSCO's debt consists of the following:

	June 29, 2002	June 30, 2001
Commercial paper, interest averaging 2.6% in 2002 and 4.2% in 2001	$ 63,293,000	$ 179,313,000
Senior notes, interest at 6.5%, maturing in 2005	149,733,000	149,643,000
Senior notes, interest at 7.0%, maturing in 2006	200,000,000	200,000,000
Senior notes, interest at 4.75% maturing in 2006	199,569,000	—
Senior notes, interest at 7.25%, maturing in 2007	99,813,000	99,774,000
Senior notes, interest at 6.1%, maturing in 2012	199,366,000	—
Debentures, interest at 7.16%, maturing in 2027	50,000,000	50,000,000
Debentures, interest at 6.5%, maturing in 2029	224,381,000	224,359,000
Industrial Revenue Bonds, mortgages and other debt, interest averaging 5.1% in 2002 and 6.2% in 2001, maturing at various dates to 2026	70,266,000	112,239,000
Total debt	1,256,421,000	1,015,328,000
Less current maturities and short-term debt	(80,114,000)	(53,907,000)
Net long-term debt	$1,176,307,000	$ 961,421,000

The principal payments required to be made on debt during the next five years are shown below:

Fiscal Year	Amount
2003	$ 80,114,000
2004	21,840,000
2005	153,006,000
2006	402,505,000
2007	102,769,000

SYSCO had a revolving loan agreement in the amount of $300,000,000 as of June 29, 2002 maturing in fiscal 2004 which supported the company's U.S. commercial paper program. There were no U.S. commercial paper borrowings outstanding at June 29, 2002. In September 2002, the company entered into a new revolving loan agreement in the amount of $450,000,000 maturing in fiscal 2008.

SYSCO also has a revolving loan agreement in the amount of $100,000,000 in Canadian dollars (CAD) maturing in fiscal 2003 which supports the company's Canadian commercial paper program. The Canadian commercial paper borrowings outstanding at June 29, 2002 were CAD $99,252,000 ($63,293,000 in U.S. dollars).

In June 1995, SYSCO issued 6.5% senior notes totaling $150,000,000 due June 12, 2005, under a $500,000,000 shelf registration filed with the Securities and Exchange Commission. These notes, which which were priced at 99.4% of par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In May 1996, SYSCO issued 7.0% senior notes totaling $200,000,000 due May 1, 2006, under this shelf registration. These notes, which were priced at par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In April 1997, in two separate offerings, SYSCO drew down the remaining $150,000,000 of the $500,000,000 shelf registration. SYSCO issued 7.16% debentures totaling $50,000,000 due April 15, 2027. These debentures were priced at par, are unsecured, are not subject to any sinking fund requirement and are redeemable at the option of the holder on April 15, 2007, but otherwise are not redeemable prior to maturity. At that time, SYSCO also issued 7.25% senior notes totaling $100,000,000 due April 15, 2007. These notes were priced at 99.611% of par and are unsecured, not redeemable prior to maturity and not subject to any sinking fund requirement.

In June 1998, SYSCO filed with the Securities and Exchange Commission another $500,000,000 shelf registration of debt securities. In July 1998, SYSCO issued 6.5% debentures totaling $225,000,000 under the shelf registration, due on August 1, 2028. These debentures were priced at 99.685% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption. Proceeds from the debentures were used to retire commercial paper borrowings.

In April 2002, SYSCO issued 4.75% notes totaling $200,000,000 under this shelf registration, due on July 30, 2005. These notes, which were priced at 99.8% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption. Proceeds from the notes were utilized to retire commercial paper borrowings. Concurrent with the issuance of these notes, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 whereby SYSCO receives a fixed rate equal to 4.75% per annum and pays a benchmark interest rate of six-month LIBOR in arrears less 84.5 basis points.

In May 2002, SYSCO International, Co., a wholly-owned subsidiary of SYSCO, issued 6.10% notes totaling $200,000,000 due June 1, 2012 in a private offering. These notes, which were priced at 99.7% of par, are fully and unconditionally guaranteed by SYSCO Corporation, are not subject to any sinking fund requirement, include registration rights for the note holders, and include a redemption provision which allows SYSCO International, Co. to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption. SYSCO International, Co. and SYSCO have filed a registration statement with the Securities and Exchange Commission covering an identical series of notes to be issued in exchange for the unregistered notes outstanding. The proceeds from these notes were utilized to repay commercial paper issued by SYSCO International, Co. to fund the acquisition of a Canadian broadline foodservice business.

The Industrial Revenue Bonds have varying structures. Final maturities range from one to 24 years and certain of the bonds provide SYSCO the right to redeem (or call) the bonds at various dates. These call provisions generally provide the bondholder a premium in the early call years, declining to par value as the bonds approach maturity.

Net long-term debt at June 29, 2002 was $1,176,307,000. After adjusting for the effect of the interest rate swap, 82% of the long-term debt is fixed at rates averaging 6.61% with an average life of 12 years, while the remainder is financed at floating rates averaging 1.3%. Certain loan agreements contain typical debt covenants to protect noteholders including provisions to maintain tangible net worth in excess of a specified level. SYSCO was in compliance with all debt covenants at June 29, 2002.

The fair value of SYSCO's total long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same remaining maturities. The fair value of total long-term debt approximates $1,241,246,000 at June 29, 2002 and $990,390,000 at June 30, 2001.

As part of normal business activities, SYSCO issues letters of credit through major banking institutions as required by certain vendor and insurance agreements. As of June 29, 2002 and June 30, 2001, letters of credit outstanding were $15,619,000 and $42,129,000, respectively.

Leases Although SYSCO normally purchases assets, it has obligations under capital and operating leases for certain distribution facilities, vehicles and computers. Total rental expense under operating leases was $64,130,000, $59,833,000 and $44,015,000 in fiscal 2002, 2001 and 2000, respectively. Contingent rentals, subleases and assets and obligations under capital leases are not significant.

Aggregate minimum lease payments under existing non-capitalized long-term leases are as follows:

Fiscal Year	Amount
2003	$51,680,000
2004	44,353,000
2005	36,315,000
2006	30,296,000
2007	22,712,000
Later years	92,357,000

Stock Compensation Plans

Employee Incentive Stock Option Plan

The Employee Incentive Stock Option Plan adopted in fiscal 1982 provided for the issuance of options to purchase SYSCO common stock to officers and key personnel of the company and its subsidiaries at the market price at the date of grant, as adjusted for stock splits. No further grants will be made under this plan which expired in November 1991 and was replaced by the 1991 Stock Option Plan.

The following summary presents information with regard to options under this plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at July 3, 1999	715,056	$ 4.97	715,056	$ 4.97
Exercised			(321,478)	4.89
Balance at July 1, 2000	393,578	5.04	393,578	5.04
Cancelled			(4,000)	5.56
Exercised			(281,200)	4.83
Balance at June 30, 2001	108,378	5.56	108,378	5.56
Cancelled			—	
Exercised			(108,378)	5.56
Balance at June 29, 2002			—	

1991 Stock Option Plan

The 1991 Stock Option Plan (1991 Plan) was adopted in fiscal 1992 and originally reserved 12,000,000 shares of SYSCO common stock for options to directors, officers and key personnel of the company and its subsidiaries at the market price at the date of grant. The 1991 Plan provided for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified and stock appreciation rights. During fiscal 1996, the shareholders approved an amendment to the 1991 Plan for an additional 32,000,000 shares to be made available for future grants of options. No stock appreciation rights were issued under this plan. No further grants will be made under this plan which expired in November 2000 and was replaced by the 2000 Stock Incentive Plan.

The following summary presents information with regard to options under the 1991 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at July 3, 1999	5,726,188	$ 7.16	17,539,498	$ 8.20
Granted			4,950,784	16.33
Cancelled			(946,688)	8.78
Exercised			(2,312,126)	7.36
Balance at July 1, 2000	6,175,254	7.56	19,231,468	10.36
Granted			5,674,910	20.98
Cancelled			(459,626)	16.74
Exercised			(3,651,651)	8.57
Balance at June 30, 2001	9,095,187	9.02	20,795,101	13.43
Granted			—	—
Cancelled			(307,362)	17.28
Exercised			(2,548,393)	10.52
Balance at June 29, 2002	11,251,541	$11.38	17,939,346	$13.78

The following table summarizes information about options outstanding under the 1991 Plan as of June 29, 2002:

	Options Exercisable		Options Outstanding		
Range of Exercise Price	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$6.31 to $8.75	6,198,541	$ 7.74	6,894,627	3.65	$ 7.78
$10.94 to $20.97	5,053,000	15.85	11,044,719	7.29	17.53
Balance at June 29, 2002	11,251,541	$11.38	17,939,346	5.89	$13.78

2000 Stock Incentive Plan

The 2000 Stock Incentive Plan (2000 Plan) was adopted in fiscal 2001 and provides for option grants and other stock based awards to directors, officers and other employees of the company and its subsidiaries at the market price at the date of grant. The 2000 Plan reserves 40,000,000 shares of SYSCO common stock, plus any shares of common stock which were available for grants under the 1991 Plan but which were not utilized prior to its expiration and any shares issued under the 1991 Plan that are forfeited, expire or are canceled (approximately 4,220,000 shares at June 29, 2002) and, to the extent authorized by the Board of Directors, up to 10,000,000 shares of common stock which are reacquired by the company in the open market or in private transactions after November 3, 2000. The 2000 Plan provides for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified, stock appreciation rights and other stock based awards. To date, the company has issued stock options but no stock appreciation rights under the 2000 Plan.

The following summary presents information with regard to options under the 2000 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Granted	—	$ 26.16	150,000	$ 26.16
Balance at June 30, 2001	—	26.16	150,000	26.16
Granted			30,514,910	27.81
Cancelled			(445,805)	27.79
Balance at June 29, 2002	18,448,383	$ 27.79	30,219,105	$ 27.80

The options outstanding at June 29, 2002 under the 2000 Plan have exercise prices ranging from $26.16 to $29.82 and have a weighted average remaining contractual life of eight years.

1993 and 1996 Guest Supply Stock Incentive Plans

Prior to March 2001, Guest Supply, Inc. maintained the 1993 Stock Option Plan and the 1996 Long-Term Incentive Plan (Guest Supply Plans). In connection with SYSCO's acquisition of Guest Supply in March 2001, all outstanding options exercisable to purchase Guest Supply common stock were converted into options to purchase shares of SYSCO common stock. The number of shares underlying such options, as well as the exercise price, were adjusted pursuant to the terms of the Merger Agreement and Plan of Reorganization dated January 22, 2001. These options are fully vested and expire in ten years from the original grant date. No new options will be issued under any of the Guest Supply Plans.

The following summary presents information with regard to options under the Guest Supply Plans:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Granted	571,920	$11.04	571,920	$ 11.04
Exercised			(9,564)	13.50
Balance at June 30, 2001	562,356	11.00	562,356	11.00
Exercised			(95,637)	11.89
Balance at June 29, 2002	466,719	$10.82	466,719	$ 10.82

The following table summarizes information about options outstanding under the Guest Supply Plans as of June 29, 2002:

	Options Exercisable		Options Outstanding		
Range of Exercise Price	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$4.88 to $12.03	337,609	$ 8.69	337,609	2.36	$ 8.69
$14.84 to $18.43	129,110	16.38	129,110	5.14	16.38
Balance at June 29, 2002	466,719	$ 10.82	466,719	3.13	$10.82

Non-Employee Directors Stock Option Plan
The Non-Employee Directors Stock Option Plan adopted in fiscal 1996 permitted the issuance of up to 800,000 shares of common stock to non-employee directors. As of June 29, 2002, options for 272,000 shares, net of cancellations, had been granted to nine non-employee directors under this plan, 72,000 shares had been exercised and 200,000 shares were available for exercise. No further grants will be made under this plan, which was replaced by the Non-Employee Directors Stock Plan.

Non-Employee Directors Stock Plan
The Non-Employee Directors Stock Plan adopted in fiscal 1999 permits the issuance of up to 800,000 shares of common stock to non-employee directors. Under this plan, non-employee directors receive a one time retainer stock award of 4,000 shares when first elected as a non-employee director and an annual grant of options to purchase shares of common stock provided certain earnings goals are met. As of June 29, 2002, options for 296,000 shares had been granted to twelve non-employee directors under this plan, 18,664 shares have been exercised and 151,450 shares are available for exercise.

Employees' Stock Purchase Plan
SYSCO has an Employees' Stock Purchase Plan which permits employees (other than directors) to invest by means of periodic payroll deductions in SYSCO common stock at 85% of the closing price on the last business day of each calendar quarter. During fiscal 2002, 1,821,946 shares of SYSCO common stock were purchased by the participants as compared to 1,619,001 purchased in fiscal 2001 and 1,820,752 purchased in fiscal 2000. The total number of shares which may be sold pursuant to the plan may not exceed 68,000,000 shares, of which 11,486,705 remained available at June 29, 2002.

Accounting Issues Relating to all Plans
Options issued before September 2001 may vest over a five-year period beginning on the date of grant if certain operating performance measures are attained, or will vest fully nine and one-half years from the date of grant to the extent not previously vested. Options issued in September 2001 and after generally vest ratably over a specified five-year period.

SYSCO accounts for these plans under APB Opinion No. 25 and related interpretations under which no compensation cost has been recognized. Had compensation cost for these plans been determined using the fair value method of SFAS No. 123, SYSCO's pro forma net earnings and diluted earnings per share would have been $642,443,000 and $0.96 in fiscal 2002, $585,503,000 and $0.86 in fiscal 2001 and $437,773,000 and $0.65 in fiscal 2000. The disclosure requirements of SFAS No. 123 are applicable to options granted after 1995. The pro forma effects for fiscal 2002, 2001 and 2000 are not necessarily indicative of the pro forma effects in future years.

The weighted average fair value of options granted was $8.81 and $7.98 during fiscal 2002 and 2001, respectively. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2002 and 2001, respectively: dividend yield of 1.26% and 1.33%; expected volatility of 22% and 24%; risk-free interest rates of 4.8% and 6.0%; and expected lives of eight years.

The weighted average fair value of employee stock purchase rights issued was $3.96 and $3.73 during fiscal 2002 and 2001, respectively. The fair value of the stock purchase rights was calculated as the difference between the stock price at date of issuance and the employee purchase price.

Employee Benefit Plans SYSCO has defined benefit and defined contribution retirement plans for its employees. Also, the company contributes to various multi-employer plans under collective bargaining agreements.

The defined contribution 401(k) plan provides that under certain circumstances the company may make matching contributions of up to 50% of the first 6% of a participant's compensation. SYSCO's contribution to this plan was $23,421,000 in 2002, $9,561,000 in 2001 and $15,899,000 in 2000. The defined benefit pension plans pay benefits to employees at retirement using formulas based on a participant's years of service and compensation.

SYSCO also has a Management Incentive Plan that compensates key management personnel for specific performance achievements. The awards under this plan were $51,981,000 in 2002, $52,540,000 in 2001 and $40,977,000 in 2000 and were paid in both cash and stock. In addition to receiving benefits upon retirement under the company's defined benefit plan, participants in the Management Incentive Plan will receive benefits under a Supplemental Executive Retirement Plan (SERP). This plan is a nonqualified, unfunded supplementary retirement plan. In order to meet its obligations under the SERP, SYSCO maintains life insurance policies on the lives of the participants with carrying values of $71,418,000 at June 29, 2002 and $79,083,000 at June 30, 2001. SYSCO is the sole owner and beneficiary of such policies. Projected benefit obligations and accumulated benefit obligations for the SERP were $145,884,000 and $92,220,000, respectively, as of June 29, 2002 and $111,412,000 and $70,648,000, respectively, as of June 30, 2001.

In addition to providing pension benefits, SYSCO provides certain health care benefits to eligible retirees and their dependents in the United States.

The funded status of the defined benefit plans is as follows (including the SERP benefit obligations but excluding the cash surrender values of life insurance policies from plan assets):

	Pension Benefits		Other Postretirement Plans	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 576,759,000	$ 433,323,000	$ 4,391,000	$ 3,615,000
Service cost	46,085,000	36,365,000	263,000	218,000
Interest cost	42,679,000	34,194,000	321,000	283,000
Amendments	1,901,000	5,320,000	—	—
Actuarial loss	58,933,000	83,231,000	295,000	342,000
Actual expenses	(3,280,000)	(3,201,000)	—	—
Settlements	(1,128,000)	—	—	—
Total disbursements	(13,120,000)	(12,472,000)	—	(67,000)
Benefit obligation at end of year	708,829,000	576,760,000	5,270,000	4,391,000
Change in plan assets:				
Fair value of plan assets at beginning of year	416,372,000	391,631,000	—	—
Actual return on plan assets	(26,877,000)	(2,327,000)	—	—
Employer contribution	83,136,000	42,743,000	—	67,000
Actual expenses	(3,280,000)	(3,201,000)	—	—
Total disbursements	(13,120,000)	(12,472,000)	—	(67,000)
Fair value of plan assets at end of year	456,231,000	416,374,000	—	—
Funded status	(252,598,000)	(160,386,000)	(5,270,000)	(4,391,000)
Unrecognized net actuarial loss (gain)	236,852,000	113,348,000	(2,394,000)	(2,830,000)
Unrecognized net (asset) obligation due to initial application of SFAS No. 87	(273,000)	(1,120,000)	1,687,000	1,840,000
Unrecognized prior service cost	17,082,000	17,422,000	1,599,000	1,801,000
Net amount recognized	$ 1,063,000	$ (30,736,000)	$ (4,378,000)	$ (3,580,000)

Additional information related to SYSCO's defined benefit plans is as follows:

	June 29, 2002	June 30, 2001
Net amount recognized consists of:		
Prepaid pension cost	$ —	$ 12,557,000
Accrued benefit liability	(122,597,000)	(70,648,000)
Accrued benefit cost	(122,597,000)	(58,091,000)
Intangible asset	17,693,000	18,247,000
Accumulated other comprehensive loss	105,967,000	9,108,000
Net amount recognized	$ 1,063,000	$ (30,736,000)
Plans with accumulated benefit obligation in excess of fair value of plan assets:		
Projected benefit obligation	$ 708,829,000	$ 111,412,000
Accumulated benefit obligation	578,828,000	70,648,000
Fair value of plan assets at end of year	456,231,000	—
Plans with fair value of plan assets in excess of accumulated benefit obligation:		
Projected benefit obligation	$ —	$ 465,348,000
Accumulated benefit obligation	—	401,192,000
Fair value of plan assets at end of year	—	416,374,000

The performance of the stock market in 2002 and 2001 resulted in a decline in the value of the assets held by the company's pension plans. As a result, the company was required to reflect a minimum pension liability of $65,435,000, net of tax, as of June 29, 2002 and $5,624,000, net of tax, as of June 30, 2001. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase in the pension liability and an offsetting charge to shareholders' equity, net of tax, through comprehensive loss rather than net income.

The assumptions used to value obligations at year end were:

	Pension Benefits		Other Postretirement Plans	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Weighted-average assumptions as of year end:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected rate of return	9.50	10.50	—	—
Rate of compensation increase	5.89	4.50	—	—

A healthcare cost trend rate is not used in the calculations because SYSCO subsidizes the cost of postretirement medical coverage by a fixed dollar amount with the retiree responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

The components of net pension costs are as follows:

	Pension Benefits		
	June 29, 2002	June 30, 2001	July 1, 2000
Service cost	$ 46,085,000	$ 36,365,000	$ 35,451,000
Interest cost	42,679,000	34,194,000	29,109,000
Expected return on plan assets	(42,039,000)	(40,504,000)	(34,168,000)
Amortization of prior service cost	800,000	479,000	(625,000)
Recognized net actuarial loss	4,658,000	672,000	628,000
Amortization of net transition obligation	(847,000)	(847,000)	(847,000)
Net pension costs	$ 51,336,000	$ 30,359,000	$ 29,548,000

The components of other postretirement benefit costs are as follows:

	Other Postretirement Plans		
	June 29, 2002	June 30, 2001	July 1, 2000
Service cost	$ 263,000	$ 218,000	$ 145,000
Interest cost	321,000	283,000	150,000
Expected return on plan assets	—	—	—
Amortization of prior service cost	202,000	202,000	72,000
Recognized net actuarial gain	(141,000)	(173,000)	(194,000)
Amortization of net transition obligation	153,000	153,000	153,000
Net other postretirement benefit costs	$ 798,000	$ 683,000	$ 326,000

Multi-employer pension costs were $27,511,000, $26,246,000 and $23,540,000 in 2002, 2001 and 2000, respectively.

Contingencies SYSCO is engaged in various legal proceedings which have arisen but have not been fully adjudicated. These proceedings, in the opinion of management, will not have a material adverse effect upon the consolidated financial position or results of operations of the company when ultimately concluded.

Supplemental Guarantor Information SYSCO International, Co. is an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and is a wholly owned subsidiary of SYSCO. In May 2002, SYSCO International, Co. issued, in a private offering, $200,000,000 of 6.10% notes due in 2012 (See "Debt"). SYSCO International, Co. and SYSCO have filed a registration statement with the Securities and Exchange Commission covering an identical series of notes to be issued in exchange for the unregistered notes outstanding. These notes are fully and unconditionally guaranteed by SYSCO. SYSCO International, Co. is a holding company with no significant sources of income or assets, other than its equity interests in its subsidiaries and interest income from loans made to its subsidiaries. The proceeds from the issuance of the 6.10% notes were used to repay commercial paper issued to fund the fiscal 2002 acquisition of a Canadian broadline foodservice operation.

The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (SYSCO), the subsidiary issuer (SYSCO International), all other non-guarantor subsidiaries of SYSCO (Other Non-Guarantor Subsidiaries) on a combined basis and eliminating entries. The financial information for SYSCO includes corporate activities as well as certain operating companies which are operated as divisions of SYSCO. The accompanying financial information includes the balances and results of SYSCO International, Co. from the date of its inception in February, 2002.

	Condensed Consolidating Balance Sheet - June 29, 2002				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Current assets	$ 558,259	$ 10,010	$ 2,617,020	$ —	$3,185,289
Investment in subsidiaries	5,279,299	204,064	194,854	(5,678,217)	—
Plant and equipment, net	271,971	—	1,425,811	—	1,697,782
Other assets	196,320	1,418	908,944	—	1,106,682
Total assets	$6,305,849	$215,492	$ 5,146,629	$(5,678,217)	$5,989,753
Current liabilities	$ 790,631	$ 64,554	$ 1,384,172	$ —	$2,239,357
Intercompany payables (receivables)	2,353,921	(47,508)	(2,306,413)	—	—
Long-term debt	933,028	199,366	43,913	—	1,176,307
Other liabilities	95,750	—	345,820	—	441,570
Shareholders' equity	2,132,519	(920)	5,679,137	(5,678,217)	2,132,519
Total liabilities and shareholders' equity	$6,305,849	$215,492	$ 5,146,629	$(5,678,217)	$5,989,753

	Condensed Consolidating Balance Sheet - June 30, 2001				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Current assets	$ 512,884	$ —	$ 2,362,850	$ —	$2,875,734
Investment in subsidiaries	4,505,917	—	—	(4,505,917)	—
Plant and equipment, net	249,656	—	1,267,122	—	1,516,778
Other assets	203,228	—	757,247	—	960,475
Total assets	$5,471,685	$ —	$ 4,387,219	$(4,505,917)	$5,352,987
Current liabilities	$ 749,103	$ —	$ 1,353,861	$ —	$2,102,964
Intercompany payables (receivables)	1,678,252	—	(1,678,252)	—	—
Long-term debt	909,679	—	51,742	—	961,421
Other liabilities	34,116	—	153,951	—	188,067
Shareholders' equity	2,100,535	—	4,505,917	(4,505,917)	2,100,535
Total liabilities and shareholders' equity	$5,471,685	$ —	$ 4,387,219	$(4,505,917)	$5,352,987

	Condensed Consolidating Results of Operations For the Year Ended June 29, 2002				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Sales	$3,120,292	$ —	$20,230,212	$ —	$23,350,504
Cost of sales	2,430,815	—	16,291,348	—	18,722,163
Operating expenses	554,731	103	2,912,545	—	3,467,379
Interest expense (income)	271,616	1,386	(210,105)	—	62,897
Other, net	83	—	(2,888)	—	(2,805)
Total costs and expenses	3,257,245	1,489	18,990,900	—	22,249,634
Earnings before income taxes	(136,953)	(1,489)	1,239,312	—	1,100,870
Income tax (benefit) provision	(52,385)	(569)	474,037	—	421,083
Equity in earnings of subsidiaries	764,355	—	—	(764,355)	—
Net earnings	$ 679,787	$ (920)	$ 765,275	$(764,355)	$ 679,787

	Condensed Consolidating Results of Operations For the Year Ended June 30, 2001				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Sales	$2,987,807	$ —	$18,796,690	$ —	$21,784,497
Cost of sales	2,339,835	—	15,173,303	—	17,513,138
Operating expenses	536,595	—	2,696,232	—	3,232,827
Interest expense (income)	233,603	—	(161,827)	—	71,776
Other, net	1,285	—	(1,184)	—	101
Total costs and expenses	3,111,318	—	17,706,524	—	20,817,842
Earnings before income taxes	(123,511)	—	1,090,166	—	966,655
Income tax (benefit) provision	(47,243)	—	416,989	—	369,746
Equity in earnings of subsidiaries	673,177	—	—	(673,177)	—
Net earnings	$ 596,909	$ —	$ 673,177	$(673,177)	$ 596,909

	Condensed Consolidating Results of Operations For the Year Ended July 1, 2000				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Sales	$2,789,342	$ —	$16,513,926	$ —	$19,303,268
Cost of sales	2,203,919	—	13,445,632	—	15,649,551
Operating expenses	491,874	—	2,351,881	—	2,843,755
Interest expense (income)	178,318	—	(107,486)	—	70,832
Other, net	835	—	687	—	1,522
Total costs and expenses	2,874,946	—	15,690,714	—	18,565,660
Earnings before income taxes	(85,604)	—	823,212	—	737,608
Income tax (benefit) provision	(32,958)	—	316,937	—	283,979
Equity in earnings of subsidiaries	506,275	—	—	(506,275)	—
Cumulative effect of accounting change	(8,041)	—	—	—	(8,041)
Net earnings	$ 445,588	$ —	$ 506,275	$(506,275)	$ 445,588

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows For the Year Ended June 29, 2002				
Net cash provided by (used for):					
Operating activities	$ 90,129	$ (1,081)	$ 995,932	$ —	$1,084,980
Investing activities	(70,038)	(222,420)	(337,842)	—	(630,300)
Financing activities	(584,151)	262,586	(38,419)	—	(359,984)
Intercompany activity	648,675	(29,079)	(619,596)	—	—
Net increase in cash	84,615	10,006	75	—	94,696
Cash at the beginning of the period	39,832	—	95,911	—	135,743
Cash at the end of the period	$124,447	$ 10,006	$ 95,986	$ —	$ 230,439

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows For the Year Ended June 30, 2001				
Net cash provided by (used for):					
Operating activities	$ 27,693	$ —	$ 927,531	$ —	$ 955,224
Investing activities	(96,319)	—	(242,432)	—	(338,751)
Financing activities	(601,623)	—	(38,235)	—	(639,858)
Intercompany activity	649,609	—	(649,609)	—	—
Net decrease in cash	(20,640)	—	(2,745)	—	(23,385)
Cash at the beginning of the period	60,472	—	98,656	—	159,128
Cash at the end of the period	$ 39,832	$ —	$ 95,911	$ —	$ 135,743

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows For the Year Ended July 1, 2000				
Net cash provided by (used for):					
Operating activities	$ 12,697	$ —	$ 696,029	$ —	$ 708,726
Investing activities	(243,316)	—	(216,076)	—	(459,392)
Financing activities	(228,972)	—	(10,537)	—	(239,509)
Intercompany activity	462,302	—	(462,302)	—	—
Net increase in cash	2,711	—	7,114	—	9,825
Cash at the beginning of the period	57,761	—	91,542	—	149,303
Cash at the end of the period	$ 60,472	$ —	$ 98,656	$ —	$ 159,128

Business Segment Information SYSCO provides food and other products to the foodservice or "food-prepared-away-from-home" industry. SYSCO's operating segments are comprised of separate operating companies or a group of operating companies which are managed as one by the company's chief operating decision maker. Under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), the company has aggregated its operating companies into five segments based upon the economic characteristics of each operating company, of which Broadline and SYGMA are reportable segments. Broadline operating companies distribute a full line of food products and a wide variety of non-food products to both SYSCO's traditional and chain restaurant customers. SYGMA operating companies distribute a full line of food products and a wide variety of non-food products to some of our chain restaurant customer locations. "Other" financial information is attributable to SYSCO's three other segments, including the company's specialty produce, lodging industry and meat segments. SYSCO's Canadian operations are insignificant for geographical disclosure purposes.

The accounting policies for the segments are the same as those disclosed by SYSCO. Intersegment sales represent specialty produce and meat company products distributed by the Broadline and SYGMA operating companies. The segment results include allocation of centrally incurred costs for shared services that eliminate upon consolidation. Centrally incurred costs are allocated based upon the relative level of service used by each operating company.

The following table sets forth the financial information for SYSCO's business segments:

	Year Ended		
(In thousands)	June 29, 2002	June 30, 2001	July 1, 2000
Sales:			
Broadline	$19,163,449	$18,106,842	$16,643,578
SYGMA	2,671,110	2,415,840	2,154,043
Other	1,707,229	1,377,987	534,750
Intersegment sales	(191,284)	(116,172)	(29,103)
Total	$23,350,504	$21,784,497	$19,303,268
Earnings before income taxes			
Broadline	$ 1,131,234	$ 1,006,213	$ 800,932
SYGMA	23,045	16,319	5,208
Other	48,840	42,288	21,283
Total segments	1,203,119	1,064,820	827,423
Unallocated corporate expenses	(102,249)	(98,165)	(89,815)
Total	$ 1,100,870	$ 966,655	$ 737,608
Depreciation and amortization:			
Broadline	$ 200,881	$ 189,058	$ 180,256
SYGMA	16,237	14,492	13,987
Other	19,181	13,150	2,577
Total segments	236,299	216,700	196,820
Corporate	41,952	31,540	23,841
Total	$ 278,251	$ 248,240	$ 220,661
Capital expenditures:			
Broadline	$ 361,284	$ 288,934	$ 227,834
SYGMA	20,941	16,996	21,061
Other	13,634	14,327	7,583
Total segments	395,859	320,257	256,478
Corporate	20,534	20,881	9,935
Total	$ 416,393	$ 341,138	$ 266,413
Assets:			
Broadline	$ 3,983,216	$ 3,550,584	$ 3,302,796
SYGMA	176,093	172,899	180,811
Other	424,982	425,376	238,761
Total segments	4,584,291	4,148,859	3,722,368
Corporate	1,405,462	1,204,128	1,007,777
Total	$ 5,989,753	$ 5,352,987	$ 4,730,145

The sales mix for the principal product categories during the three years ended June 29, 2002 is as follows:

	Year Ended		
(In thousands)	June 29, 2002	June 30, 2001	July 1, 2000
Canned and dry products	$ 4,382,840	$ 4,212,677	$ 3,998,358
Fresh and frozen meats	4,169,232	3,848,523	3,311,323
Frozen fruits, vegetables, bakery and other	3,104,442	2,925,615	2,686,012
Poultry	2,346,308	2,156,847	1,968,632
Dairy products	2,139,739	1,905,596	1,734,472
Fresh produce	1,990,071	1,939,222	1,341,613
Paper and disposables	1,840,534	1,708,697	1,473,905
Seafood	1,332,539	1,330,880	1,216,421
Beverage products	728,624	666,320	616,454
Equipment and smallwares	593,741	534,217	469,419
Janitorial products	543,168	405,662	325,513
Medical supplies	179,266	150,241	161,146
Total	$ 23,350,504	$ 21,784,497	$ 19,303,268

Quarterly Results (unaudited)

Financial information for each quarter in the years ended June 29, 2002 and June 30, 2001:

2002	Quarter Ended				
(In thousands except for share data)	September 29	December 29	March 30	June 29	Fiscal Year
Sales	$ 5,828,678	$ 5,590,966	$ 5,620,324	$ 6,310,536	$ 23,350,504
Cost of sales	4,683,617	4,481,655	4,510,059	5,046,832	18,722,163
Operating expenses	864,456	836,355	851,668	914,900	3,467,379
Interest expense	15,864	16,513	14,318	16,202	62,897
Other, net	(769)	(290)	(877)	(869)	(2,805)
Earnings before income taxes	265,510	256,733	245,156	333,471	1,100,870
Income taxes	101,558	98,200	93,772	127,553	421,083
Net earnings	$ 163,952	$ 158,533	$ 151,384	$ 205,918	$ 679,787
Per share:					
Diluted net earnings	$ 0.24	$ 0.24	$ 0.23	$ 0.31	$ 1.01
Cash dividends	0.07	0.07	0.09	0.09	0.32
Market price - high/low	30-22	27-24	30-25	30-26	30-22

2001	Quarter Ended				
(In thousands except for share data)	September 30	December 30	March 31	June 30	Fiscal Year
Sales	$5,360,174	$5,290,530	$5,344,496	$5,789,297	$21,784,497
Cost of sales	4,322,784	4,250,987	4,301,029	4,638,338	17,513,138
Operating expenses	787,497	795,674	800,156	849,500	3,232,827
Interest expense	17,401	18,034	18,498	17,843	71,776
Other, net	(633)	46	(879)	1,567	101
Earnings before income taxes	233,125	225,789	225,692	282,049	966,655
Income taxes	89,170	86,365	86,327	107,884	369,746
Net earnings	$ 143,955	$ 139,424	$ 139,365	$ 174,165	$ 596,909
Per share:					
Diluted net earnings	$ 0.21	$ 0.21	$ 0.21	$ 0.26	$ 0.88
Cash dividends	0.06	0.06	0.07	0.07	0.26
Market price - high/low	24-19	30-22	30-20	30-22	30-19

Percentage increases - 2002 vs. 2001:					
Sales	9%	6%	5%	9%	7%
Earnings before income taxes	14	14	9	18	14
Net earnings	14	14	9	18	14
Diluted net earnings per share	14	14	10	19	15

Report of Management on Internal Accounting Controls

July 31, 2002

The management of SYSCO is responsible for the preparation and integrity of the consolidated financial statements of the company. The accompanying consolidated financial statements have been prepared by the management of the company, in accordance with generally accepted accounting principles, using management's best estimates and judgment where necessary. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements.

To help fulfill its responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the company's records. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. SYSCO believes that its long-standing emphasis on the highest standards of conduct and ethics, embodied in comprehensive written policies, serves to reinforce its system of internal controls.

The company's operations review function monitors the operation of the internal control system and reports findings and recommendations to management and the Board of Directors. It also oversees actions taken to address control deficiencies and seeks opportunities for improving the effectiveness of the system.

Ernst & Young, LLP, independent auditors, has been engaged to express an opinion regarding the fair presentation of the company's financial condition and operating results. As part of their audit of the company's financial statements, Ernst & Young, LLP considered the company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Board of Directors oversees the company's financial reporting through its Audit Committee which consists entirely of outside directors. The Audit Committee selects and engages the independent auditors annually. The Audit Committee reviews both the scope of the accountants' audit and recommendations from both the independent auditors and the internal operations review function for improvements in internal controls. The independent auditors have unlimited access to the Audit Committee and from time to time confer with them without management representation.

SYSCO recognizes its responsibility to conduct business in accordance with high ethical standards. This responsibility is reflected in a comprehensive code of business conduct that, among other things, addresses potentially conflicting outside business interests of company employees and provides guidance as to the proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with this code.

The company believes that its system of internal controls is effective and adequate to accomplish the objectives discussed above.

Charles H. Cotros
Chairman and Chief Executive Officer

John K. Stubblefield, Jr.
Executive Vice President,
Finance and Administration

Report of Independent Auditors

Board of Directors and Shareholders
SYSCO Corporation

We have audited the accompanying consolidated balance sheets of SYSCO Corporation (a Delaware corporation) and subsidiaries as of June 29, 2002 and June 30, 2001, and the related statements of consolidated results of operations, shareholders' equity and cash flows for each of the three years in the period ended June 29, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SYSCO Corporation and subsidiaries as of June 29, 2002 and June 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Ernst & Young LLP
Houston, Texas
July 31, 2002

Selected Financial Data

	Fiscal Year Ended				
(In thousands except for share data)	2002	2001	2000	1999 (53 Weeks)	1998
Sales	$23,350,504	$21,784,497	$19,303,268	$17,422,815	$15,327,536
Earnings before income taxes	1,100,870	966,655	737,608	593,887	532,493
Income taxes	421,083	369,746	283,979	231,616	207,672
Earnings before cumulative effect of accounting change	679,787	596,909	453,629	362,271	324,821
Cumulative effect of accounting change	—	—	(8,041)	—	(28,053)
Net earnings	$ 679,787	$ 596,909	$ 445,588	$ 362,271	$ 296,768
Earnings before accounting change:					
Basic earnings per share	$ 1.03	$ 0.90	$ 0.69	$ 0.54	$ 0.48
Diluted earnings per share	1.01	0.88	0.68	0.54	0.47
Cumulative effect of accounting change:					
Basic earnings per share	—	—	(0.01)	—	(0.04)
Diluted earnings per share	—	—	(0.01)	—	(0.04)
Net earnings:					
Basic earnings per share	1.03	0.90	0.68	0.54	0.44
Diluted earnings per share	1.01	0.88	0.67	0.54	0.43
Cash dividends per share	0.32	0.26	0.22	0.19	0.17
Total assets	5,989,753	5,352,987	4,730,145	4,081,205	3,780,189
Capital expenditures	416,393	341,138	266,413	286,687	259,353
Long-term debt	1,176,307	961,421	1,023,642	997,717	867,017
Shareholders' equity	2,132,519	2,100,535	1,721,584	1,394,221	1,326,639
Total capitalization	$ 3,308,826	$ 3,061,956	$ 2,745,226	$ 2,391,938	$ 2,193,656
Ratio of long-term debt to capitalization	35.6%	31.4%	37.3%	41.7%	39.5%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources SYSCO provides marketing and distribution services to foodservice customers throughout the United States and Canada. The company intends to continue to expand its market share through profitable sales growth, foldouts, acquisitions, and constant emphasis on the development of its consolidated buying programs. The company also strives to increase the effectiveness of its marketing associates and the productivity of its warehousing and distribution activities. These objectives require continuing investment. SYSCO's resources include cash provided by operations and access to capital from financial markets.

SYSCO's operations historically have produced significant cash flow. Cash generated from operations is first allocated to working capital requirements; investments in facilities, fleet and other equipment required to meet customers' needs; cash dividends; and acquisitions fitting within the company's overall growth strategy. Any remaining cash generated from operations may, at the discretion of management, be applied toward a portion of the cost of the share repurchase program, while the remainder of the cost may be financed with additional long-term debt. SYSCO's share repurchase program is used primarily to offset shares issued under various employee benefit and compensation plans, for acquisitions and to reduce shares outstanding, all of which may have the net effect of increasing earnings per share. Management targets a long-term debt to total capitalization ratio between 35% to 40%. The ratio may exceed the target range from time to time due to borrowings incurred in order to fund acquisitions and internal growth opportunities and due to fluctuations in the timing and amount of share repurchases. The ratio may also fall below the target range due to strong cash flow from operations and fluctuations in the timing and amount of share repurchases. This ratio was 35.6% and 31.4% at June 29, 2002 and June 30, 2001, respectively.

The company generated net cash from operations of $1,084,980,000 in fiscal 2002, $955,224,000 in fiscal 2001 and $708,726,000 in fiscal 2000. The overall increases in operating results contributed to the annual increases in cash flows from operations. In addition, during the second quarter of fiscal 2002, the company began reorganizing its supply chain to maximize consolidated efficiencies and increase the effectiveness of the merchandising and procurement functions performed for the benefit of our customers. The new structure resulted in the deferral of certain federal and state income tax payments which amounted to $266,673,000 for fiscal 2002 and was reflected in the increase in the deferred tax provision. The company expects the positive cash flow effect of the deferral in fiscal 2003 to increase from fiscal 2002 levels. The company expects the cash flow impact of deferrals in fiscal 2004 and beyond to be less than fiscal 2003 levels, as it expects to begin making payments related to these deferrals in fiscal 2004. The company expects the cash flow impact of deferrals in fiscal 2004 and beyond to be incrementally positive when compared to what would have been paid on an annual basis without the deferral.

In addition, a federal tax payment of $75,000,000 normally due in the fourth quarter of 2001 was deferred until the first quarter of 2002 as allowed by the Internal Revenue Service due to the Texas tropical storm Allison disaster and is reflected in the decrease of accrued income taxes in fiscal 2002.

Cash used for investing activities was $630,300,000 in fiscal 2002, $338,751,000 in fiscal 2001 and $459,392,000 in fiscal 2000. Expenditures for facilities, fleet and other equipment were $416,393,000 in fiscal 2002, $341,138,000 in fiscal 2001 and $266,413,000 in fiscal 2000. The increase in fiscal 2002 over prior years is primarily due to the construction and completion of new fold-out facilities located in Sacramento, California and Columbia, South Carolina and the ongoing construction of the fold-out facility in Las Vegas, Nevada. Fiscal 2002 expenditures also included costs incurred on the construction or expansion of facilities in Lewisville, Texas; Norman, Oklahoma; Baraboo, Wisconsin and Jersey City, New Jersey. Total expenditures in fiscal 2003 are expected to increase to the range of $450,000,000 to $500,000,000 due to the continuation of the fold-out program; facility, fleet and other equipment replacements and expansions; and the company's supply chain initiatives. Expenditures for acquisitions of businesses were $234,618,000 in fiscal 2002, $10,363,000 in fiscal 2001, and $211,901,000 in fiscal 2000.

In February 2000, the company filed with the Securities and Exchange Commission a shelf registration statement covering 5,700,000 shares of common stock to be offered from time to time in connection with acquisitions. This registration statement was amended in January 2001 to include an additional 1,100,000 shares. No additional shares may be issued under this registration statement.

In November 2000, the company filed with the Securities and Exchange Commission a shelf registration statement covering 30,000,000 shares of common stock to be offered from time to time in connection with acquisitions. As of June 29, 2002, 29,477,835 shares remained available for issuance under this registration statement.

Cash used for financing activities was $359,984,000 in fiscal 2002, $639,858,000 in fiscal 2001 and $239,509,000 in fiscal 2000. In September 2001, the Board authorized the repurchase of an additional 16,000,000 shares. Under this authorization, 5,563,200 shares remained available for repurchase at June 29, 2002. In July 2002, the Board authorized the repurchase of an additional 20,000,000 shares. The number of shares acquired and their cost for the past three years were 18,000,000 shares for $473,558,000 in fiscal 2002, 16,000,000 shares for $428,196,000 in fiscal 2001 and 11,320,800 shares for $186,296,000 in fiscal 2000.

Dividends paid were $213,275,000 in fiscal 2002, $173,701,000 in fiscal 2001 and $145,418,000 in fiscal 2000. SYSCO began paying the current quarterly dividend rate of $0.09 per share in January 2002, an increase from the $0.07 per share that became effective in February 2001. The summary on pages 22 and 23 shows the rate in effect for each of the past 11 years.

In April 2002, SYSCO issued $200,000,000 principal amount of 4.75% notes due July 30, 2005 under a shelf registration statement filed in June 1998. These notes, which were priced at 99.8% of par, are unsecured and are not subject to any sinking fund requirement. They include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to insure that the note holders are not penalized by early redemption. Proceeds from the notes were used to pay down borrowings under the company's commercial paper program. As of August 24, 2002, there was $425,000,000 in principal amount outstanding under the previously filed registration statement, leaving $75,000,000 available for issuance.

Concurrent with the issuance of these notes, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 whereby SYSCO receives a fixed rate equal to 4.75% per anum and pays a benchmark interest rate of six-month LIBOR in arrears less 84.5 basis points.

In May 2002, SYSCO International, Co., a wholly-owned subsidiary of SYSCO, issued $200,000,000 principal amount of 6.10% notes due June 1, 2012 in a private offering. These notes, which were priced at 99.7% of par, are fully and unconditionally guaranteed by SYSCO Corporation and are not subject to any sinking fund requirement. They include registration rights and a redemption provision which allows SYSCO International, Co. to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to insure that the note holders are not penalized by the early redemption. SYSCO International, Co. and SYSCO have filed a registration statement with the Securities and Exchange Commission covering an identical series of notes to be issued in exchange for the unregistered notes outstanding. The proceeds from the 6.10% notes were utilized to repay commercial paper borrowings issued by SYSCO International, Co. to fund the acquisition of a Canadian broadline foodservice business.

SYSCO has uncommitted bank lines of credit, which provide for unsecured borrowings for working capital up to $125,000,000, of which none was outstanding at June 29, 2002 and $30,640,000 was outstanding at June 30, 2001.

SYSCO has a commercial paper program in the United States which was supported by a bank credit facility in the amount of $300,000,000 as of June 29, 2002 maturing in fiscal 2004. In September, the company entered into a new revolving loan agreement in the amount of $450,000,000 maturing in fiscal 2008. SYSCO also has a commercial paper program in Canada which is supported by a bank credit facility in the amount of $100,000,000 in Canadian dollars maturing in fiscal 2003. During fiscal 2002, 2001 and 2000, commercial paper and short-term bank borrowings ranged from approximately $51,472,000 to $538,362,000, $157,631,000 to $411,790,000, and $199,028,000 to $469,094,000, respectively. Commercial paper borrowings were $63,293,000 as of June 29, 2002 and $54,040,000 as of August 24, 2002. The company intends to settle outstanding commercial paper borrowings when they come due by issuing additional commercial paper or retiring them utilizing cash generated from operations.

The net cash provided by operations less cash utilized for capital expenditures, the stock repurchase program, cash dividends and other uses resulted in net long-term debt of $1,176,307,000 at June 29, 2002. After adjusting for the interest rate swap, approximately 82% of the long-term debt is at fixed rates averaging 6.61% and the remainder is at floating rates averaging 1.3%. SYSCO continues to have borrowing capacity available and alternative financing arrangements are evaluated as appropriate.

In summary, SYSCO believes that through continual monitoring and management of assets together with the availability of additional capital in the financial markets, it will meet its cash requirements while maintaining proper liqiuidity for normal operating purposes.

Contractual Obligations and Commercial Commitments The following tables set forth certain information concerning SYSCO's obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

(In thousands)	Total Obligations	Payments Due by Period 0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
Short-term debt and commercial paper	$ 66,360	$ 66,360	$ —	$ —	$ —	$ —	$ —
Long-term debt	1,179,351	7,743	18,694	152,587	402,409	102,667	495,251
Capital lease obligations	10,710	6,011	3,146	419	96	102	936
Long-term non-capitalized leases	277,713	51,680	44,353	36,315	30,296	22,712	92,357
Total contractual cash obligations	$1,534,134	$131,794	$66,193	$189,321	$432,801	$125,481	$588,544
Outstanding letters of credit	$ 15,619	$ 15,619	$ —	$ —	$ —	$ —	$ —

Market Risk SYSCO does not utilize financial instruments for trading purposes. SYSCO's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in the market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt.

SYSCO manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. At June 29, 2002, the company had outstanding one interest rate swap agreement whereby SYSCO exchanged the fixed interest payments on the $200,000,000 principal amount of 4.75% notes for floating interest payments. At June 29, 2002 the company had outstanding $63,293,000 of commercial paper at variable rates of interest with maturities through September 3, 2002. The company's long-term debt obligations of $1,190,061,000 were primarily at fixed rates of interest except for $200,000,000 in fixed rate debt swapped to a floating rate of interest as discussed above.

Sales Sales increased 7.2% in fiscal 2002, 12.8% in fiscal 2001 and 10.8% in fiscal 2000. The annual sales increases were attributable to a variety of factors, including the progress of our Customers Are Really Everything to SYSCO (C.A.R.E.S.) customer relationship initiatives, a persistent focus on increasing sales to marketing associate-served customers, the continuing recognition by customers of the quality and value of SYSCO Brand products, the overall growth in the foodservice industry and acquisitions. After adjusting for food cost increases and acquisitions, real sales growth was approximately 2.7% in 2002. Acquisitions represented 3.4% of sales increases for fiscal 2002 and food cost inflation was 1.1%.

After adjusting for food cost increases and acquisitions, real sales growth was approximately 5.8% in fiscal 2001. Acquisitions represented 4.5% of total sales in fiscal 2001 and food cost inflation was approximately 2.5%. After adjusting for food cost increases, acquisitions and adjusting for the extra week in fiscal 1999, real sales growth was approximately 9% in fiscal 2000. Acquisitions represented 3.5% of sales increases in fiscal 2000 and food cost inflation was approximately 0.4% for fiscal 2000.

The lower sales growth in 2002 was attributable to the overall softness in the economy and comparisons to sales increases in fiscal 2001 which were among the highest in SYSCO's history. The quarterly real sales growth trends experienced by the company were 1.7%, 0.7%, 2.7% and 5.2% for the first, second, third and fourth quarter of fiscal 2002, respectively, over comparable quarters in fiscal 2001.

Industry sources estimate the total foodservice market experienced real growth of approximately 0.5% in calendar year 2001 and 2.9% in calendar year 2000.

Sales for fiscal 2000 through 2002 were as follows:

Fiscal Year	Sales	% Increase
2002	$23,350,504,000	7.2%
2001	21,784,497,000	12.8
2000	19,303,268,000	10.8

A comparison of the sales mix in the principal product categories during the last three years is presented below:

	2002	2001	2000
Canned and dry products	19%	19%	21%
Fresh and frozen meats	18	18	17
Frozen fruits, vegetables, bakery and other	13	13	14
Poultry	10	10	10
Dairy products	9	9	9
Fresh produce	9	9	7
Paper and disposables	8	8	8
Seafoods	6	6	6
Beverage products	3	3	3
Janitorial products	2	2	2
Equipment and smallwares	2	2	2
Medical supplies	1	1	1
	100%	100%	100%

A comparison of sales by type of customer during the last three years is presented below:

	2002	2001	2000
Restaurants	63%	64%	65%
Hospitals and nursing homes	10	11	10
Schools and colleges	6	6	6
Hotels and motels	6	5	5
All other	15	14	14
	100%	100%	100%

Cost of Sales Cost of sales increased approximately 6.9% in fiscal 2002, 11.9% in fiscal 2001 and 10.1% in fiscal 2000. The rate of increases were less than the rate of sales increases leading to improved gross margins. The rate of increase is influenced by SYSCO's overall customer and product mix, economies realized in purchasing and higher sales of SYSCO Brand products.

Operating Expenses Operating expenses include the costs of warehousing and delivering products as well as selling and administrative expenses. These expenses as a percent of sales were 14.8% for fiscal 2002 and 2001 and 14.7% for fiscal 2000. Changes in the percentage relationship of operating expenses to sales result from an interplay of several economic influences, including customer mix. Inflationary increases in operating costs generally have been offset through improved productivity.

Operating expenses in fiscal 2002 were negatively impacted by increased costs realized during the initial operating periods of fold-outs in Sacramento, California; Columbia, South Carolina and Las Vegas, Nevada. In addition, the increase in marketing associate-served sales is accompanied by higher expenses to serve these customers. In fiscal 2000, expenses were incurred in connection with the closing of a facility and one-time non-recurring costs associated with the completion of the SYSCO Uniform Systems implementation. The sum of the costs related to fiscal 2000 were approximately $13,000,000.

Interest Expense Interest expense for the year decreased $8,879,000 or approximately 12.4% below fiscal 2001, which had increased $944,000 or approximately 1.3% over fiscal 2000. The decrease in interest expense in fiscal 2002 was primarily due to decreases in interest rates for short-term and commercial paper borrowings. Interest expense in fiscal 2000 included interest income in the amount of $3,000,000 related to a Federal income tax refund on an amended return. After adjusting for the refund, interest expense in the fiscal 2001 period decreased $2,056,000 or approximately 2.8%. This decrease was due primarily to decreased borrowings. Interest capitalized during construction periods for the past three years was $3,746,000 in fiscal 2002, $2,995,000 in fiscal 2001 and $964,000 in fiscal 2000.

Other, Net Other, net was $2,805,000 income in fiscal 2002, an increase of $2,906,000 from the $101,000 expense in fiscal 2001. Fiscal 2001's expense of $101,000 decreased $1,421,000 from the $1,522,000 expense in fiscal 2000. Changes between the years result from fluctuations in miscellaneous activities, primarily gains and losses on the sale of surplus facilities.

Earnings Before Income Taxes Earnings before income taxes rose $134,215,000, or approximately 13.9% above fiscal 2001 which had increased $229,047,000, or approximately 31.1%, over fiscal 2000. Fiscal 2000 increased $143,721,000, or approximately 24.2% over fiscal 1999. Additional sales and realization of operating efficiencies contributed to the increases as well as the company's success in its continued efforts to increase sales to the company's higher margin territorial street customers and increasingly higher sales of SYSCO Brand products, both of which generally yield higher margins.

Provision for Income Taxes The effective tax rate was 38.25% in fiscal 2002 and 2001 and 38.5% in fiscal 2000.

Earnings before Cumulative Effect of Accounting Change Fiscal 2002 represents the twenty-sixth consecutive year of increased earnings before the cumulative effect of an accounting change. Earnings before cumulative effect of an accounting change rose $82,878,000 or approximately 13.9% above fiscal 2001, which had increased $143,280,000 or approximately 31.6% over fiscal 2000. Fiscal 2000 increased $91,358,000 or approximately 25.2% over fiscal 1999. The increases were caused by additional sales, operating efficiencies and other factors discussed above.

Cumulative Effect of Accounting Change In the first quarter of fiscal 2000, SYSCO recorded a one-time, after-tax, non-cash charge of $8,041,000 to comply with the required adoption of AICPA Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5 required the writeoff of any unamortized costs of start-up activities and organization costs.

Net earnings Net earnings for the year increased $82,878,000 or approximately 13.9% above fiscal 2001, which had increased $151,321,000 or approximately 34.0% over fiscal 2000. Fiscal 2000 increased $83,317,000 or approximately 23.0% over fiscal 1999.

Return on Shareholders' Equity The return on average shareholders' equity was approximately 31% in fiscal 2002 and fiscal 2001 and 30% in fiscal 2000. Since its inception SYSCO has averaged in excess of an 18% return on shareholders' equity before the cumulative effect of accounting changes.

Broadline Segment Broadline segment sales increased by 5.8% in fiscal 2002 as compared to fiscal 2001 and by 8.8% in fiscal 2001 as compared to fiscal 2000. The fiscal 2002 and 2001 sales growth was due primarily to increased sales to marketing associate-served customers as well as increased sales of SYSCO Brand products. Broadline segment sales as a percentage of total SYSCO sales decreased from 83.1% in fiscal 2001 to 82.1% in fiscal 2002 and from 86.2% in fiscal 2000 to 83.1% in fiscal 2001. The decreases in fiscal 2002 and fiscal 2001 were due primarily to acquisitions of specialty meat, lodging industry product and produce companies in the Other segments and greater percentage growth of specialty meat, lodging industry companies and SYGMA segment as a percentage of overall SYSCO sales.

Earnings before income taxes from the Broadline segment increased by 12.4% in fiscal 2002 as compared to fiscal 2001 and by 25.6% in fiscal 2001 as compared to fiscal 2000. The increases in earnings before income taxes for fiscal 2002 and fiscal 2001 were driven by increased sales to marketing associate-served customers as well as increases in sales of SYSCO Brand products, both of which generally yield higher margins. Completion of the installation of SYSCO Uniform Systems in the second quarter of fiscal 2000 also impacted pretax earnings with increased efficiencies and productivity.

SYGMA Segment SYGMA segment sales increased by 10.6% in fiscal 2002 as compared to fiscal 2001 and 12.2% in fiscal 2001 as compared to fiscal 2000. The fiscal 2002 and 2001 sales growth was due primarily to sales growth in SYGMA's existing customer base. SYGMA segment sales as a percentage of total SYSCO sales increased from 11.1% in fiscal 2001 to 11.4% in fiscal 2002 and decreased from 11.2% in fiscal 2000 to 11.1% in fiscal 2001. The decrease in fiscal 2001 was due to the acquisition of specialty meat, lodging industry product and produce companies in the Other segments.

Earnings before income taxes for the segment increased by 41.2% in fiscal 2002 as compared to fiscal 2001 and 213.3% in fiscal 2001 as compared to fiscal 2000. The increases in fiscal 2002 and fiscal 2001 were due to operating efficiencies and improved labor costs realized during the current fiscal year.

Other Segments The Other segment sales increased by 23.9% in fiscal 2002 as compared to fiscal 2001 and 157.7% in fiscal 2001 as compared to fiscal 2000. Other Segment sales as a percentage of total SYSCO sales increased from 6.3% in fiscal 2001 to 7.3% in fiscal 2002 and from 2.8% in fiscal 2000 to 6.3% in fiscal 2001. The increases were due primarily to the timing of acquisitions made during the periods presented.

Earnings before income taxes increased by 15.5% in fiscal 2002 as compared to fiscal 2001 and 98.7% in fiscal 2001 as compared to fiscal 2000. The increases were due primarily to the timing of acquisitions made during the periods presented. In fiscal 2002, earnings were negatively impacted by the downturn in demand in travel and resort destination cities which are serviced by certain of the specialty companies.

Critical Accounting Policies The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses in the accompanying financial statements. Significant accounting polices employed by SYSCO are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the company's financial condition and results of operations. These policies require management's most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. SYSCO's most critical accounting policies pertain to the allowance for doubtful accounts receivable, self-insurance programs, pension plans and accounting for business combinations.

Allowance for Doubtful Accounts Receivable

SYSCO evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us, we record a specific reserve for bad debts to reduce the net recognized receivable to the amount we reasonably expect to collect and write-off such amounts at the end of each fiscal year. In addition, we recognize reserves for all other receivables based on analysis of historical trends of write-offs and recoveries. If the financial condition of our customers were to deteriorate, additional reserves may be required.

Self-Insurance Program

SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general liability and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and include an estimate for significant claims incurred but not reported. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. In an attempt to mitigate our risks of workers' compensation, vehicle and general liability claims, we have implemented safety procedures and awareness programs.

Pension Plans

SYSCO maintains defined benefit and defined contribution retirement plans for its employees. The company also contributes to various multi-employer plans under collective bargaining agreements. The defined benefit pension plans pay benefits to employees at retirement using formulas based on a participant's years of service and compensation. SYSCO also maintains a non-qualified, unfunded Supplementary Executive Retirement Plan (SERP) for key employees. In order to meet its obligations under the SERP, the company maintains life insurance policies on the lives of participants. SYSCO is the sole owner and beneficiary of such policies, which are excluded from plan assets in arriving at prepaid (accrued) benefit cost. Cash surrender values of such policies were $71,418,000 at June 29, 2002 and $79,083,000 at June 30, 2001.

SYSCO accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits–an amendment of FASB Statements No. 87, 88, and 106." These statements require that the amounts recognized in the financial statements be determined on an actuarial basis which include assumptions regarding the expected rate of return on plan assets, a discount rate for determining the current value of plan benefits, and the assumption for the rate of increase in future compensation levels, as well as other assumptions.

For guidance in determining the discount rate, SYSCO looks at rates of return on high-quality fixed-income investments. This rate was 7.25% and 7.50% as of June 29, 2002 and June 30, 2001, respectively. SYSCO looks to actual plan experience in determining the rates of increase in compensation levels. SYSCO used a plan specific age-related set of rates (equivalent to a single rate of 5.89%), as of June 29, 2002 and June 30, 2001. The expected long-term rate of return on plan assets was 9.50% and 10.50% as of June 29, 2002 and June 30, 2001, respectively. Management believes that this assumption is reasonable based on the investment policy and expectations of future returns for the various asset classes in which trust assets are invested. Although not determinative of future returns, the effective annual rate of return on plan assets was 9.9%, 9.3% and a negative 2.2% over the ten-year, five-year and one-year periods ended December 31, 2001, respectively. The rate of return assumption is reviewed annually and revised as deemed appropriate.

The performance of the stock market in 2002 and 2001 resulted in a decline in the value of the assets held by the pension plans. As a result, the company was required to reflect a minimum pension liability of $65,435,000, net of tax, as of June 29, 2002 and $5,624,000, net of tax, as of June 30, 2001. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase in the pension liability and on offsetting charge to shareholders' equity, net of tax, through comprehensive loss rather than net income.

The company's prepaid benefit cost prior to the recognition of the additional minimum pension liability was $1,063,000 at June 29, 2002 and its accrued benefit cost prior to the recognition of the additional minimum pension liability was $30,736,000 at June 30, 2001. Included in arriving at accrued benefit cost are $236,852,000 in deferred net actuarial losses resulting from the variance of actual experience from that projected by actuarial assumptions. A portion of this unrecognized loss is amortized and recognized in accordance with SFAS No. 87 in pension expense over time. The company recognized net pension costs of $51,336,000 and $30,359,000 for fiscal years 2002 and 2001, respectively.

Accounting for Business Combinations

Goodwill and intangible assets represent the excess of consideration over the fair value of tangible net assets aquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired including goodwill and other intangible assets as well as determining the allocation of goodwill to the appropriate reporting unit. In addition, SYSCO assesses the recoverability of these intangibles by determining whether the amortization of these intangibles over their remaining lives can be recovered through undiscounted future net cash flows of the acquired operations. The amount of impairment, if any, is measured by the amount in which the carrying amounts exceed the projected discounted future operating cash flows. SYSCO will adopt SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" in fiscal year 2003 which discontinues the amortization of goodwill and indefinite life intangibles and requires an annual test of impairment based on a comparison of fair value to carrying values. The evaluation of impairment under both the existing rules and SFAS No. 142 requires the use of projections, estimates and assumptions as to the future performance of the operations. Actual results could differ from projections resulting in the company revising its assumptions and, if required, recognizing an impairment loss. Based on a preliminary assessment, SYSCO does not believe its goodwill is impaired and does not expect to record a charge from the adoption of SFAS No. 142.

New Accounting Standards

In fiscal 2000, SYSCO adopted the AICPA Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for SYSCO's use. The adoption of SOP 98-1 did not have a significant effect on SYSCO's consolidated results of operations or financial position.

In fiscal 2001, SYSCO adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activity and their adoption did not have a significant effect on SYSCO's consolidated results of operations or financial position.

In fiscal 2001, SYSCO adopted the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 had no effect on SYSCO's consolidated results of operations or financial position.

In June 2001, SYSCO adopted SFAS No. 141, "Accounting for Business Combinations." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and prohibits the pooling-of-interests method for business combinations initiated after June 20, 2001. SYSCO is adopting the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" effective with the beginning of fiscal year 2003. As a result, the amortization of goodwill and indefinite life intangibles will be discontinued. Goodwill and indefinite life intangibles arising from business combinations after June 30, 2001 are also not amortized. The recoverability of goodwill and intangibles will be assessed annually or as needed by determining whether the fair value of the applicable reporting units exceed their carrying values. SYSCO has six months from the date it adopts SFAS No. 142 to test for cumulative effect of a change in accounting principle. Thereafter, any impairment losses will be included, net of tax, within the results of continuing operations. Management has completed its preliminary assessment of the impact that the adoption of SFAS No. 142 will have on the company's consolidated financial statements and believes that goodwill is not impaired. Goodwill amortization, after tax, recognized by SYSCO was $14,533,000 in 2002, $12,089,000 in 2001 and $7,812,000 in 2000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long - Lived Assets." SFAS 144 supersedes SFAS 121 and the portion of the Accounting Principle Board Opinion No. 30 that deals with disposal of a business segment. Management does not expect SFAS 144, which is effective for fiscal 2003, to have a material effect on the results of operations.



● Broadline Companies
■ Custom Meat-Cutting Locations
✖ Hotel Operating Supplies Locations
★ Specialty Produce Distributors
◆ SYGMA Systems Distribution Facilities

Location of Principal Operations

Broadline Operations

Hallsmith - Sysco Food Services
Norton (Boston), Massachusetts
William Holden, President
Thaire B. Bryant,
Executive Vice President

Hardin's - Sysco Food Services, LLC
Memphis, Tennessee
Bill R. Bowden, President
Nicholas J. Zouboukos,
Executive Vice President

Lankford - Sysco Food Services, LLC
Pocomoke, Maryland
C. Frederick Lankford, President
Joseph R. Barton,
Executive Vice President

Nobel / Sysco Food Services Company
Albuquerque, New Mexico
Timothy K. Hogan, President

Nobel / Sysco Food Services Company
Denver, Colorado
Christopher S. DeWitt, President
Christopher K. Davis,
Executive Vice President

North Douglas Sysco Food Services, Inc.
Victoria, BC, Canada
Armando A. Barbon, Chairman
Nino E. Barbon, President

Robert Orr - Sysco Food Services, LLC
Nashville, Tennessee
Nick K. Taras, President
David L. Snyder,
Executive Vice President

Pegler - Sysco Food Services Company
Lincoln, Nebraska
Gary L. Rezac, President
Brad H. Foerster,
Executive Vice President

Sysco Food Services - Albany
Albany, New York
Gail E. Allen, President
Raymond A. Schiffer,
Executive Vice President

Sysco Food Services of Arizona, Inc.
Phoenix, Arizona
J. Michael Dickson, President

Sysco Food Services of Arkansas, LLC
Little Rock, Arkansas
Walter S. Nunnelly III, President

Sysco Food Services of Atlanta, LLC
College Park, Georgia
Gordon L. Graham, President

Sysco Food Services of Austin, LP
Round Rock, Texas
Gary L. Ross, Chairman
William L. Loftin, President

Sysco Food Services of Baltimore
Jessup, Maryland
G. Kent Humphries, President
Keith D. Shapiro,
Executive Vice President

Sysco Food Services of Baraboo
Baraboo, Wisconsin
Eugene M. Bohlmeyer, President
Robert A. Jauch,
Executive Vice President

Sysco Food Services
of Central Alabama, Inc.
Calera (Birmingham), Alabama
David R. Dickson, President
Wallace D. Ralph, Jr.,
Executive Vice President

Sysco Food Services
of Central Florida, Inc.
Ocoee (Orlando), Florida
Henry D. Varnell III, President
Marlin Turner, Executive Vice President

Sysco Food Services
of Central Pennsylvania, LLC
Harrisburg, Pennsylvania
Donald K. Hunt, President

Sysco Food Services of Charlotte, LLC
Concord, North Carolina
Robert J. Davis, President

Sysco Food Services - Chicago, Inc.
Des Plaines, Illinois
Charles W. Staes, President
Greg D. Bertrand,
Executive Vice President

Sysco Food Services / Cincinnati
Cincinnati, Ohio
Joseph P. Calabrese, President
Michael D. Wiedower,
Executive Vice President

Sysco Food Services of Cleveland, Inc.
Bedford Heights, Ohio
Chris J. Reasoner, President

Sysco Food Services of Columbia, LLC
Columbia, South Carolina
Bruce H. Matthews, President

Sysco Food Services of Connecticut
Rocky Hill (Hartford), Connecticut
James M. Danahy, President
Robert J. McMakin,
Executive Vice President

Sysco Food Services of Dallas, LP
Dallas, Texas
Thomas D. Huffhines, President
Brett Lindig, Executive Vice President

Sysco Food Services of Detroit, LLC
Canton, Michigan
Michael W. Green, President
Thomas C. Barnes,
Executive Vice President

Sysco Food Services of Eastern Wisconsin
Jackson (Milwaukee), Wisconsin
Joseph J. Marone, President
Randall J. Plekker,
Executive Vice President

Sysco Food Services
of Grand Rapids, LLC
Grand Rapids, Michigan
David L. DeKock, Chairman
Richard A. Johnston, President

Sysco Food Services
of Hampton Roads, Inc.
Suffolk, Virginia
C. Frederick Lankford, Chairman
John A. Hall, President

Sysco Food Services of Houston, LP
Houston, Texas
W. Keith Miller, President
Harry C. Cotros,
Executive Vice President

Sysco Food Services of Idaho, Inc.
Boise, Idaho
Reneé A. Lovejoy, President

Sysco Food Services
of Indianapolis, LLC
Indianapolis, Indiana
Walter C. Mills, President
Jay I. Milligan,
Executive Vice President

Sysco Food Services of Iowa, Inc.
West Des Moines, Iowa
Steven R. Gress, President

Sysco Food Services of Jackson
Jackson, Mississippi
Michael S. Headrick, President

Sysco Food Services - Jacksonville, Inc.
Jacksonville, Florida
Walter R. Rudisiler, President
Roy S. Hockenbrocht,
Executive Vice President

Sysco Food Services - Jamestown
Falconer, New York
Vernon E. Wetmore, Jr., President

Sysco Food Services of Kansas City, Inc.
Olathe, Kansas
James D. Hope, President
Henry P. Jolly, Executive Vice President

Sysco Food Services of Las Vegas, Inc.
Las Vegas, Nevada
David B. DeVane, President

Sysco Food Services of Los Angeles, Inc.
Walnut, California
Bruce J. Schwartz, Chairman
Daniel S. Haag, President

Sysco Food Services
of Metro New York, LLC
Jersey City, New Jersey
Thomas H. Russell, President
Philip C. Lahm,
Executive Vice President

Sysco Food Services of Minnesota, Inc.
Mounds View (St. Paul), Minnesota
Philip J. Seipp, President

Sysco Food Services of Modesto, Inc.
Modesto, California
John A. Torza, President

Sysco Food Services of Montana, Inc.
Billings, Montana
Patrick H. Burton, President

Sysco Food Services
of New Orleans, LLC
Harahan, Louisiana
Edwin W. Solomon, President

Sysco Food Services of Northern New England, Inc.
Westbrook (Portland), Maine
Richard A. Giles, President
Gregory E. Otterbein,
Executive Vice President

Sysco Food Services of Oklahoma, Inc.
Norman, Oklahoma
Ivan R. Moore, Jr., President

Sysco Food Services of Ontario, Inc.
Peterborough, Ontario, Canada
Paul V. Strano, Jr., President

Sysco Food Services of Philadelphia, LLC
Philadelphia, Pennsylvania
Edward C. Merry, President

Sysco Food Services of Pittsburgh, Inc.
Harmony, Pennsylvania
Joel R. TePastte, President

Sysco Food Services of Portland, Inc.
Wilsonville, Oregon
Michael J. McLoughlin, Chairman
Scott A. Sonnemaker, President

Sysco Food Services of Sacramento, Inc.
Pleasant Grove, California
Paul A. Winterhalder, President

Sysco Food Services of St. Louis, LLC
St. Charles, Missouri
Jerry L. Barash, President

Sysco Food Services of San Antonio, LP
San Antonio, Texas
William D. Fisher, President
Michael J. Barr,
Executive Vice President

Sysco Food Services of San Diego, Inc.
Poway, California
Richard L. Friedlen, President

Sysco Food Services of San Francisco, Inc.
Fremont, California
Michael J. McLoughlin, President
James W. Ehlers,
Executive Vice President

Sysco Food Services of Seattle, Inc.
Kent, Washington
Robert M. Jenson, President
Catherine Kayser,
Executive Vice President

Alaska Division:
Sysco Food Services of Alaska
Anchorage, Alaska
James Rudd, General Manager

Sysco Food Services of South Florida, Inc.
Miami, Florida
Tim K. Brown, President
Julie O. Swan, Executive Vice President

Sysco Food Services of Southeast Florida, LLC
Riviera Beach, Florida
Walter S. Deck, President
Peter G. Carantza,
Executive Vice President

Sysco Food Services - Syracuse
Warners, New York
Joseph H. Wood, President
William J. DeLaney,
Executive Vice President

Sysco Food Services of Vancouver, Inc.
Port Coquitlam,
British Columbia, Canada
Terry J. Early, President

Sysco Food Services of Virginia, LLC
Harrisonburg, Virginia
Alan E. Hasty, President

Sysco Food Services - West Coast Florida, Inc.
Bradenton (Tampa), Florida
Carl S. Cannova, President

Sysco HRI Supply, Ltd.
British Columbia, Canada
William A. Redmond, President

Sysco I&S Foodservices, Inc.
Edmonton, Alberta, Canada
Richard D. Pidwerbeski, President

Sysco Intermountain Food Services, Inc.
Salt Lake City, Utah
Thomas M. Kesteloot, President
James A. Silbaugh,
Executive Vice President

Sysco / Louisville Food Services Co.
Louisville, Kentucky
Peter J. Scatamacchia, President
Steven D. Hocker,
Executive Vice President

SYSCO SERCA Food Services, Inc.
Toronto, Ontario, Canada

SYSCO SERCA Food Services, Atlantic Inc.
Gregory S. Davis
Vice President and General Manager

Grand Falls and St. John's, Newfoundland, Canada
James F. McGuire, Area Manager

Lakeside (Halifax), Nova Scotia, Canada
Philip G. Brison, Area Manager

Moncton, New Brunswick, Canada
Ronald E. Kennedy, Area Manager

Montreal, Quebec, Canada
Stephane Fortin, General Manager

NASYS, Dieppe (Moncton), New Brunswick, Canada
Maurice C. Maillet,
General Manager

SYSCO Ready Fresh Produce, Inc.
Halifax, Nova Scotia, Canada
Stephen S. Clarke, General Manager

SYSCO SERCA Food Services of Ontario, Inc.
John M. Gardner
Regional Vice President

Kingston, Ontario, Canada
Rodney S. Stroud, Director,
Branch Operations

London, Ontario, Canada
Robert D. Chapman, Director,
Branch Operations

Mississauga, Ontario, Canada
John M. Gardner,
Regional Vice President

Sturgeon Falls, Ontario, Canada
Clifford S. Sinclair, Director,
Branch Operations

Thunder Bay, Ontario, Canada
Karen L. Goose, Director,
Branch Operations

SYSCO SERCA Food Services-West, Inc.
Vaughn S. Thompson
Vice President and General Manager

Calgary, Alberta, Canada
Dale E. Moldenhauer,
Regional General Manager

Calgary, Alberta, Canada
Western Canada Produce
Dariel D. Trottier, General Manager

Edmonton, Alberta, Canada
Richard J. Boyce,
Regional General Manager

Regina, Saskatchewan, Canada
Douglas L. Wood,
Regional General Manager

Winnipeg, Manitoba, Canada
Robert B. Schlingerman,
Regional General Manager

Watson Sysco Food Services, Inc.
Lubbock, Texas
Michael A. Davis, President

Specialty Produce Locations

FreshPoint, Inc.
Brian M. Sturgeon, President
and Chief Operating Officer

Richard J. Dachman
Executive Vice President,
West Coast Region

American Produce & Vegetable Company, Inc.
Dallas, Texas
Lucian M. LaBarba, President

FreshPoint of Denver, Inc.
Denver, Colorado
Daniel V. Locricchio, President

FreshPoint of Las Vegas, Inc.
Las Vegas, Nevada
Gregory L. Bird, General Manager

FreshPoint of Southern California, Inc.
Los Angeles, California
Verne L. Lusby, Jr., President

Golden State Produce
San Francisco, California
Kevin M. Alves, President

Lee Ray-Tarantino Company, Inc.
San Francisco, California
Paul G. Tarantino, President

Pacific Produce Company Ltd.
Vancouver, B.C. Canada
Randolph M. Sung, President

Pacific Allied
Vancouver, B.C. Canada
Leigh S. Seto, General Manager

Pacific Nanaimo
Nanaimo, B.C. Canada
Bruce A. Ashcraft,
General Manager

Royal Foods Company, Inc.
San Jose, California
George W. Gummow, President

R. Kent Shoemaker, Jr.
Executive Vice President,
East Coast Region

Carnival Fruit Company, Inc.
North Miami, Florida
Alan H. Spritz, President

FreshPoint of Atlanta, Inc.
Forest Park, Georgia
Terry A. Owen,
Executive Vice President

FreshPoint of Washington, D.C., Inc.
Washington, D.C.
Dennis A. Clifford, President

Movsovitz & Sons of Florida, Inc.
Jacksonville, Florida
Brett L. Gardner, President

Movsovitz of Georgia
Savannah, Georgia
Aubrey V. Sutton, Vice President
and General Manager

Red's Market, Inc.

Orlando, Florida
Robert J. Gordon, President

Tampa, Florida
Sheila K. Menendez, President

Custom Meat-Cutting Operations

A.M. Briggs, Inc.
Washington, D.C.
Charles W. Harris, Jr., President
Hendrikus P. Wisker,
Executive Vice President

Buckhead Beef Company
Atlanta, Georgia
Howard I. Halpern, Chairman
Kirk W. Halpern,
Executive Vice President

Freedman Meats, Inc.
Houston, Texas
Donald J. Freedman, President
Ronald G. Boatwright,
Executive Vice President

Freedman Food Service of Austin, L.P. (Texas Meat Purveyors)
Austin, Texas

Freedman Food Service of Dallas, Inc.
Dallas, Texas

Freedman Food Service, Inc.
Houston, Texas

Freedman Food Service of San Antonio, L.P. (Texas Meat Purveyors)
San Antonio, Texas
Harlingen, Texas

Fulton Provision Company
Portland, Oregon
John H. Walther, President
Carl F. Walther,
Executive Vice President

Malcolm Meats Company
Northwood (Toledo) Ohio
Andrew L. Malcolm, President
Jeffrey J. Savage,
Executive Vice President

Sysco Newport Meat Company
Irvine, California
Timothy K. Hussman, President

Systems Distribution Facilities

THE SYGMA NETWORK, INC.
Gregory K. Marshall, Chairman
and Chief Executive Officer
Stephen M. Deasey, President
and Chief Operating Officer

Jerry J. Eggebrecht, President
Denver Division

Arlington (Dallas), Texas
David A. Hanson, Vice President
and General Manager

Clackamas (Portland), Oregon
Stephen F. Bohrer, Vice President
and General Manager

Pryor, Oklahoma
Joseph Vanderhoof, Vice President
and General Manager

Rancho Cucamonga (Los Angeles), California
Robert E. Cagle, Vice President
and General Manager

Stockton, California
John M. Rivers, Jr., Vice President
and General Manager

David M. Cleck, Senior Vice President
Eastern Region

Charlotte, North Carolina
John W. Jarosz, Vice President
and General Manager

Harrisburg, Pennsylvania
Jeffrey A. Coppenger, Vice
President and General Manager

Orlando, Florida
Gregory A. Ross, Vice President
and General Manager

Westborough (Boston), Massachusetts
Andrew J. Mahler, Vice President
and General Manager

Chet L. Miner, Senior Vice President
Midwest Region

Columbus, Ohio
Kirk Krajewski, Vice President
and General Manager

Danville, Illinois
David E. Myers, Vice President
and General Manager

Monroe (Detroit), Michigan
Robert G. Johnson, Vice President
and General Manager

San Antonio, Texas
John J. Pecora, Vice President
and General Manager

Hotel Operating Supplies Locations

GUEST SUPPLY, INC.
Monmouth Junction, New Jersey
Clifford W. Stanley, President
Paul T. Xenis, Executive Vice President

Atlanta, Georgia
Carol Stream (Chicago), Illinois
Cincinnati, Ohio
Concord (Charlotte), North Carolina
Corona (Los Angeles), California
Garland (Dallas), Texas
Grove City (Columbus), Ohio
Hanover (Baltimore), Maryland
Hayward (San Francisco), California
Indianapolis, Indiana
Lorain (Cleveland), Ohio
Louisburg, North Carolina
Mississauga, Ontario, Canada
Orlando, Florida
Pearl City (Honolulu), Hawaii
Sayreville (Newark), New Jersey
Taylor (Detroit), Michigan

Glossary of Terms

Foodservice Distribution Market
The total dollar purchasing volume of food and related nonfood products by every type of operation that prepares food in the North American "away from home" market. This includes restaurants, delis, hospitals, retirement homes, schools, colleges, hotels, cruise lines, entertainment facilities and other locations. SYSCO's available market also includes the hotel operating supplies market. Distributor categories are defined as follows:

- Broadline Distributors supply a wide variety of food and related items to all types of foodservice operators. These operators generally require a broad spectrum of products and their menu offerings may change frequently. SYSCO's 85 "traditional" operating facilities are broadline distributors.
- Customized or Systems Distributors, also known as chain restaurant or quick-service restaurant distributors, supply chain restaurant operations. This customer type generally serves a relatively fixed menu and requires a more limited product line. The SYGMA Network, Inc. (SYGMA) is a systems distributor.
- Specialty or Niche Distributors specialize in supplying a specific product category or a specific customer market. FreshPoint, Guest Supply and SYSCO's custom-cutting meat companies are specialty distributors.

SYSCO'S Broadline Customer Types
- Marketing Associate-Served Customers include independently-operated foodservice locations serviced by a SYSCO Marketing Associate (salesperson).
- Multi-Unit Customers include local, regional or national foodservice operations that have multiple locations. Due to their more centralized purchasing operations, they generally do not require the same degree of personalized, value-added services that Marketing Associates offer, but are supported by other sales personnel within the SYSCO companies.

Marketing Associate
This is SYSCO's term for its team of approximately 8,000 commissioned sales professionals, or relationship managers, who provide customers with services tailored to support their operations and profitability. They assure that orders are submitted timely and completely, present new products that will enhance the customer's menu or reduce the labor required for preparation, and assist with inventory control and menu costing and pricing. In addition, they provide other value-added services that help customers build restaurant traffic and operate their businesses more cost effectively.

SYSCO Brand Products
More than 40,000 products, distinctively identified as being available only from SYSCO, carry the SYSCO Brand. Supported by stringent quality control specifications, these products are designed and developed to meet or exceed customer requirements, and are monitored throughout the manufacturing and production process by a staff of more than 180 SYSCO Quality Assurance professionals.

- Supreme, Imperial, Classic and Reliance quality levels were developed for products across all of SYSCO's broad categories of product offerings.
- Specialty Market Brands are designed for specific customer or market types and generally include various products in one category, such as ethnic foods, delicatessen items, tabletop condiments or specially formulated healthcare products. Examples include such products as the Arrezzio line of Italian foods, the Casa Solana family of Mexican items, Block & Barrel delicatessen products and House Recipe tabletop sauces and condiments. Other examples are Buckhead Beef and Newport Pride custom-cut specialty center-of-the-plate products, FreshPoint specialty produce and Guest Supply hotel operating supplies.

Real Sales Growth
Real sales growth is total SYSCO sales growth less the effect of acquisitions, plus or minus internally calculated year-over-year product cost deflation or inflation.

Fold-Out Strategy
This strategy involves building distribution centers in established markets that previously were being served by another SYSCO company from a distance and may be serviced with even better response time from the new location. Sales, delivery and warehouse personnel, as well as new staff and a management team, many of whom are from other SYSCO operating companies, are hired to operate the new company.

Board of Directors



Left to right, standing: Colin G. Campbell, Phyllis S. Sewell, Thomas E. Lankford, Frank H. Richardson, Judith B. Craven, Richard J. Schnieders. Left to right, seated: Jackie M. Ward, John W. Anderson, Jonathan Golden, Richard G. Merrill, Charles H. Cotros.

John W. Anderson (70) [1,2]
Elected: 1981
Retired Vice President,
Southwestern Bell Communications, Inc.

Colin G. Campbell (66) [1*,2,4,6]
Elected: 1989
Chairman and President,
Colonial Williamsburg Foundation

Charles H. Cotros (65) [3,4*,5]
Elected: 1985
Chairman and Chief Executive Officer,
SYSCO Corporation

Judith B. Craven, M.D., M.P.H. (56) [1,2,5]
Elected: 1996
Retired President,
United Way of the Texas Gulf Coast

Jonathan Golden (65) [4,5,6*]
Elected: 1984
Chairman,
Arnall Golden Gregory LLP

Thomas E. Lankford (55) [3,4,5]
Elected: 2000
Executive Vice President,
President, Foodservice Operations,
North America,
SYSCO Corporation

Richard G. Merrill (71) [1,2*,4,6]
Elected: 1983
Retired Executive Vice President,
The Prudential Insurance Company
of America

Frank H. Richardson (69) [1,2,5*,6]
Elected: 1993
Retired President and
Chief Executive Officer,
Shell Oil Company

Richard J. Schnieders (54) [3*,4,5]
Elected: 1997
President and Chief Operating Officer,
SYSCO Corporation

Phyllis S. Sewell (71) [1,2,4,6]
Elected: 1991
Retired Senior Vice President,
Federated Department Stores, Inc.

Jackie M. Ward (64) [1,5,6]
Elected: 2001
Outside Managing Director,
Intec Telecom Systems

Board Committees
1 Audit
2 Compensation and Stock Option
3 Employee Benefits
4 Executive
5 Finance
6 Nominating and Corporate Governance
* Denotes Committee Chairman

Distinguished Tenure Directors

John F. Baugh
Founder and
Retired Senior Chairman,
SYSCO Corporation

Frank A. Godchaux III
Chairman,
Riviana Foods, Inc.

Jabie S. Hardin
Retired Chairman,
Hardin's-Sysco Food Services, Inc.

Herbert Irving
Retired Vice Chairman of the Board,
SYSCO Corporation

Paul F. Kalat
Retired Chairman,
Hallsmith-Sysco Food Services

Fritz C. Knoebel
Retired Chairman,
Nobel/Sysco Food Services Company

Bill M. Lindig
Retired Chairman and CEO,
SYSCO Corporation

E. James Lowrey
Retired Executive Vice President -
Finance & Administration,
SYSCO Corporation

Donald H. Pegler, Jr.
Retired Chairman,
Pegler-Sysco Food Services Company

James A. Schlindwein
Retired Executive Vice President -
Merchandising Services,
SYSCO Corporation

Arthur J. Swenka
Retired Senior Vice President,
Foodservice Operations,
SYSCO Corporation

Thomas B. Walker, Jr.
Retired Limited Partner,
The Goldman Sachs Group, Inc.

John F. Woodhouse
Retired Chairman and CEO,
SYSCO Corporation

Directors' Council



Left to right, standing: W. Keith Miller, Eugene M. Bohlmeyer, Clifford W. Stanley, Carl S. Cannova.
Left to right, seated: Howard I. Halpern, G. Kent Humphries, Daniel S. Haag.

The Directors' Council, established in 1981, includes seven operating company presidents, each of whom has responsibility for one of SYSCO's most successful operations. Members meet twice annually and provide guidance and insight to assist the Board of Directors in formulating management strategies and policies regarding SYSCO's opportunities.

Eugene M. Bohlmeyer, President
Sysco Food Services of Baraboo
(Term Expires 2003)

Carl S. Cannova, President
Sysco Food Services - West Coast Florida, Inc.
(Term Expires 2002)

Daniel S. Haag, President
Sysco Food Services of Los Angeles, Inc.
(Term Expires 2002)

Howard I. Halpern, Chairman
Buckhead Beef Company
(Term Expires 2002)

G. Kent Humphries, President
Sysco Food Services of Baltimore
(Term Expires 2003)

W. Keith Miller, President
Sysco Food Services of Houston, LP
(Term Expires 2003)

Clifford W. Stanley, President
Guest Supply, Inc.
(Term Expires 2003)

Corporate Officers



Left to right, standing: Senior Vice Presidents James E. Lankford, Stephen F. Smith, Kenneth J. Carrig, Gregory K. Marshall, James D. Wickus, Larry G. Pulliam and Executive Vice Presidents Thomas E. Lankford and Kenneth F. Spitler. Left to right, seated: Senior Vice Presidents Bruce L. Soltis, James C. Graham, O. Wayne Duncan and Executive Vice Presidents Larry J. Accardi and John K. Stubblefield, Jr.

Larry J. Accardi *
Executive Vice President, Merchandising Services & Multi-Unit Sales; President, Specialty Distribution

K. Susan Billiot
Assistant Vice President, Human Resources

Cameron L. Blakely
Assistant Vice President, eBusiness

Jack D. Carlson
Vice President, Real Estate and Construction

John S. Carlson
Vice President, Marketing

Kenneth J. Carrig
Senior Vice President, Administration

Charles H. Cotros
Chairman and Chief Executive Officer

Robert G. Culak
Vice President, Financial Reporting and Compliance

Gary W. Cullen *
Vice President, Distribution Services

Twila M. Day
Assistant Vice President, Technology and Applications

William B. Day
Assistant Controller

Kirk G. Drummond
Vice President and Chief Information Officer

O. Wayne Duncan **
Senior Vice President, Foodservice Operations (Southeast Region)

G. Mitchell Elmer
Vice President and Controller

Albert L. Gaylor
Assistant Vice President, Marketing Services

James C. Graham
Senior Vice President, Foodservice Operations (Southwest Region)

Charles A. Hastreiter,
Assistant Vice President, Merchandising Services

Alan W. Kelso,
Assistant Vice President, Safety and Labor Relations

James E. Lankford
Senior Vice President, Foodservice Operations (Western Region)

Thomas E. Lankford *
Executive Vice President and President of Foodservice Operations, North America

John Locke
Vice President, Merchandising Services

Gregory K. Marshall
Senior Vice President, SYSCO, Chairman and Chief Executive Officer, The SYGMA Network, Inc.

John T. McIntyre
Assistant Vice President, Manufactured and Dry Groceries

Mary Beth Moehring
Vice President, Training and Organizational Development

Michael C. Nichols
Vice President, General Counsel and Corporate Secretary

Kathy Oates
Assistant Treasurer

John M. Palizza *
Assistant Treasurer

Larry G. Pulliam *
Senior Vice President, Merchandising Services

Timothy R. Reed *
Assistant Controller

Dale K. Robertson
Vice President, Multi-Unit Sales - Customer Development

Barry Robinson
Assistant Vice President, Healthcare Sales and Marketing

Diane Day Sanders
Vice President and Treasurer

Richard J. Schnieders
President and Chief Operating Officer

David B. Smallwood
Vice President, Multi-Unit Sales

Stephen F. Smith *
Senior Vice President, Foodservice Operations (Southeast Region)

Bruce L. Soltis *
Senior Vice President, Canadian Foodservice Operations

Kenneth F. Spitler *
Executive Vice President, Redistribution and Northeast Region

John K. Stubblefield, Jr.
Executive Vice President, Finance and Administration

Brian M. Sturgeon
Vice President, SYSCO and President & Chief Operating Officer, FreshPoint, Inc.

Robert C. Thurber
Vice President, Merchandising Services

Thomas G. Wason
Vice President, Perishables

Craig G. Watson
Assistant Vice President, Quality Assurance

James D. Wickus
Senior Vice President, Foodservice Operations (Midwest Region)

Mark Wisnoski *
Assistant Vice President, Employee Benefits

*Newly appointed or promoted.
**Retired fiscal year-end 2002.

Corporate Officers (continued)



Left to right: Timothy R. Reed, Robert C. Thurber, Diane Day Sanders, John T. McIntyre, Barry Robinson, William B. Day, Kathy Oates, Robert G. Culak, Charles A. Hastreiter, Thomas G. Wason.



Left to right: Mark Wisnoski, David B. Smallwood, Michael C. Nichols, Brian M. Sturgeon, Alan W. Kelso, John M. Palizza, Twila M. Day, G. Mitchell Elmer, Cameron L. Blakely.



Left to right: Dale K. Robertson, Craig G. Watson, John Locke, John S. Carlson, Gary W. Cullen, Mary Beth Moehring, Kirk G. Drummond, Jack D. Carlson, K. Susan Billiot, Albert L. Gaylor.

General Information

Corporate Offices
SYSCO Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
Internet: http://www.sysco.com

Annual Shareholders' Meeting
Omni Houston Hotel
Four Riverway
Houston, Texas 77056
November 8, 2002 at 10:00 a.m.

Independent Auditors
Ernst & Young LLP
Houston, Texas

Counsel
Arnall Golden Gregory LLP
Atlanta, Georgia

Common Stock and Dividend Information
SYSCO's common stock is traded on the New York Stock Exchange under the symbol "SYY."

The company has consistently paid quarterly cash dividends on its common stock and has increased the dividend 33 times in its 32 years as a public company. The current quarterly cash dividend is $0.09 per share.

Dividend Reinvestment Plan with Optional Cash Purchase Feature
SYSCO's Dividend Reinvestment Plan provides a convenient way for shareholders of record to reinvest quarterly cash dividends in SYSCO shares automatically, with no service charge or brokerage commissions.

The Plan also permits registered shareholders to invest additional money to purchase shares. In addition, certificates may be deposited directly into a Plan account for safekeeping and may be sold directly through the Plan for a modest fee.

Shareholders desiring information about the Dividend Reinvestment Plan with Optional Cash Purchase Feature may obtain a brochure and enrollment form by contacting the Transfer Agent, EquiServe Trust Co., N.A., at 1-800-730-4001.

Investor Contact
Financial analysts, other investment professionals and shareholders should direct inquiries to:

John M. Palizza,
Assistant Treasurer
(281) 584-1308

Toni R. Spigelmyer, Director,
Investor/Media Relations
(281) 584-1458

Shareholder Information
For information or assistance regarding individual stock records, Dividend Reinvestment Plan with Optional Cash Purchase Feature, dividend or tax information, replacement of stock certificates and transfer instructions, please contact the following:

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, RI 02940-3010
1-800-730-4001
Internet:
http://www.equiserve.com

Form 10-K and Financial Information
A copy of the fiscal 2002 Form 10-K Annual Report filed with the Securities and Exchange Commission, as well as copies of financial reports and other company literature, may be found on our web site at http://www.sysco.com, or may be obtained without charge upon written request to the Investor Relations Department, SYSCO Corporation, at the corporate offices, or by calling 1-800-337-9726.

Forward-Looking Statements

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements about anticipated sales volumes, industry growth and increased market share, SYSCO's long-term growth objectives with respect to sales, earnings, return on equity, long-term debt and capitalization, anticipated capital expenditures, ability to meet future cash requirements and remain profitable, implementation and benefits of redistribution centers, and implementation, timing and anticipated benefits of "fold-outs" and acquisitions.

These statements are based on management's current expectations and estimates; actual results may differ materially. Decisions to pursue fold-outs and acquisitions or to construct redistribution facilities and expenditures for such could vary depending upon construction schedules and the timing of other purchases, such as fleet and equipment, while redistribution facility, fold-out and acquisition timing and results could be impacted by competitive conditions, labor issues and other matters. The ability to pursue acquisitions also depends upon the availability and suitability of potential candidates and management's allocation of capital. Industry growth may be affected by general economic conditions. SYSCO's ability to achieve anticipated sales volumes and its long-term growth objectives, increase market share, meet future cash requirements and remain profitable could be affected by competitive price pressures, availability of supplies, work stoppages, success or failure of consolidated buying plan initiatives, successful integration of acquired companies, conditions in the economy and the industry and internal factors such as the ability to control expenses.

For a discussion of additional risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002.

Designed & Produced by Pegasus Design, Inc. Printed on recycled paper containing recovered, post-consumer waste paper.

SYSCO Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
www.sysco.com

SYSCO-AR-02